06012618

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cathay Pacific Airways Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 19 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1390 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/18/06

CATHAY PACIFIC AIRWAYS LIMITED (the "Company")

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

FORM OF PROXY *for use at the* ***Annual General Meeting*** *on 10th May 2006*

I/We ______________________________

of ______________________________

being a Member/Members of the Company, hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him CHEN NAN LOK PHILIP of Hong Kong or failing him Chairman of the Meeting or (see Note 1)

____

of ______________________________

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 10th May 2006 at 2:30 p.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolutions as indicated:

	For (see Note 2)	Against (see Note 2)
1. To declare final dividends.		
2. (a) To re-elect CHEN Nan Lok Philip as a Director.		
(b) To re-elect FAN Hung Ling Henry as a Director.		
(c) To re-elect LEE Ting Chang Peter as a Director.		
(d) To re-elect Vernon Francis MOORE as a Director.		
(e) To re-elect OR Ching Fai Raymond as a Director.		
(f) To elect Christopher Dale PRATT as a Director.		
(g) To re-elect SO Chak Kwong Jack as a Director.		
(h) To re-elect TUNG Chee Chen as a Director.		
(i) To re-elect Antony Nigel TYLER as a Director.		
(j) To re-elect YUNG Ming Jie Carl as a Director.		
3. To reappoint KPMG as auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature ______________________________

Dated ______________________________, 2006

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

國泰航空有限公司(「公司」)

（在香港註冊成立的有限公司）
（股票代號：00293）

***委任代表表格**供二零零六年五月十日舉行**股東週年大會**時使用*

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

乃公司的股東，茲委任**白紀圖**，如其不能出任，或**陳南祿**（彼等皆為香港居民），如其不能出任，或大會主席，

或（參閱附註1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等的代表，代表本人／吾等出席公司於二零零六年五月十日（星期三）下午二時三十分於香港金鐘道八十八號太古廣場一期五樓太古廣場會議中心舉行的股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成（參閱附註2）	反對（參閱附註2）
1. 宣派末期股息。		
2. (a) 再度選舉陳南祿為董事。		
(b) 再度選舉范鴻齡為董事。		
(c) 再度選舉利定昌為董事。		
(d) 再度選舉莫偉龍為董事。		
(e) 再度選舉柯清輝為董事。		
(f) 選舉白紀圖為董事。		
(g) 再度選舉蘇澤光為董事。		
(h) 再度選舉董建成為董事。		
(i) 再度選舉湯彥麟為董事。		
(j) 再度選舉榮明杰為董事。		
3. 續聘畢馬威會計師事務所為核數師，並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予董事局一般性授權發行並分配公司新股。		

與本委任代表表格有關的普通股數目（參閱附註3）

簽名：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

日期：二零零六年＿＿＿＿＿＿月＿＿＿＿＿＿日

附註：

1. 如台端擬委任其他人士為代表，則請將上列人名刪除，並在空格中填寫所欲委任的人士的姓名及地址，代表毋須為公司股東。
2. 請在上列空格以"√"註明對每一決議案於投票表決時台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有註明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端的代表亦可自行酌情就於大會上提出的任何其他事項（包括對決議案的修訂）投票或放棄投票。
3. 請在已備的欄內填上與本委任代表表格有關的普通股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義（無論個人或與其他人士聯名）登記的全部公司普通股有關。
4. 如屬聯名股東，此表格須由在股東名冊上名列首位者簽署。
5. 如為公司或團體，則須在此表格上加蓋公章，或由經正式授權的行政人員簽署。
6. 此委任代表表格連同授權簽署此表格的授權書或其他文件，或該等授權書或文件經公證人簽署證明的副本，須在指定開會時間之前最少四十八小時送達或寄抵香港皇后大道東一八三號合和中心四十六樓香港中央證券登記有限公司。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回公司的股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，但在此情況下，此委任代表表格則被視為作廢。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this document or as to the action you should* take, you should consult your stockbroker or other registered dealer in securities, bank *manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred all your shares in Cathay Pacific Airways Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock Code: 00293

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

RECEIVED
2006 APR 17 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CATHAY PACIFIC

Executive Directors:
PRATT, Christopher Dale, CBE, *Chairman*
CHEN, Nan Lok Philip, *Chief Executive*
TYLER, Antony Nigel, *Chief Operating Officer*
ATKINSON, Robert Michael James, *Finance Director*
CRIDLAND, Derek George, *Engineering Director*

Non-Executive Directors:
FAN, Hung Ling Henry, *Deputy Chairman*
CUBBON, Martin
HUGHES-HALLETT, James Wyndham John
MOORE, Vernon Francis
YUNG, Ming Jie Carl
ZHANG, Xianlin

Independent Non-Executive Directors:
OR, Ching Fai Raymond
LEE, Ting Chang Peter
SO, Chak Kwong Jack
TUNG, Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

(Incorporated in Hong Kong with limited liability)

7th April 2006

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2006 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 11th May 2005, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 11th May 2005; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 11th May 2005, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 11th May 2005.

4. Under the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the forthcoming AGM, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchases and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

ELECTION / RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, Philip Chen, Henry Fan, Peter Lee, Vernon Moore, Raymond Or, Jack So, Tung Chee Chen, Tony Tyler and Carl Yung will retire from office at the AGM for 2006 and will offer themselves for re-election to serve for another term of three years in accordance with Article 93 of the Company's Articles of Association. Christopher Pratt, having been appointed as a Director of the Company since the last AGM, will also retire at the AGM for 2006 and will offer himself for election to serve for a term of three years in accordance with Article 91 of the Company's Articles of Association. Separate resolutions will be proposed for the election/re-election of these Directors. Their details and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2005 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company.

6. Henry Fan, Vernon Moore and Carl Yung are non-executive Directors and Peter Lee, Raymond Or, Jack So and Tung Chee Chen are independent non-executive Directors ("INEDs"). All the INEDs fulfil all the factors for assessing independence set out in Rule 3.13 of the Listing Rules. None of the Directors proposed for re-election has a service contract with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after election and will be eligible for re-election. The remuneration of Philip Chen, Christopher Pratt and Tony Tyler, which is determined in accordance with the policy reviewed by the Remuneration Committee as described in the "Corporate Governance" section of the Annual Report 2005, is given in note 23 to the Accounts in respect of Philip Chen and Tony Tyler. The remuneration of Christopher Pratt comprises annual salary together with various allowances amounting to HK$6,470,000, performance related discretionary bonuses, other benefits in kind, participation in provident funds, and housing. Each of the non-executive Directors and the INEDs proposed for re-election is entitled to the Director's fee determined by the Board, currently fixed at the level of HK$160,000 per annum.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

7. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

   (i) the chairman of the meeting; or

   (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

   (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

   (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

   Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

8. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,
Christopher Pratt
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 28th February 2006, the latest practicable date for determining such figure, the number of shares in issue was 3,381,376,348. On the basis of this figure (and assuming no shares are issued or repurchased after 28th February 2006 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 338,137,634 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2005) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

   The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present shareholding (amounting to approximately 46% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by Swire Pacific

Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
March 2005	15.00	13.90
April 2005	14.85	14.40
May 2005	14.85	14.05
June 2005	14.30	13.95
July 2005	14.65	14.00
August 2005	14.55	13.85
September 2005	14.00	13.55
October 2005	13.70	12.05
November 2005	13.55	12.55
December 2005	13.70	13.25
January 2006	14.35	13.70
February 2006	14.45	13.90

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2006, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 10th May 2006 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2005 and:

1. To declare a final dividend.

2. To re-elect Directors.

3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 7th April 2006

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividend is expected to be paid to shareholders on Friday, 2nd June 2006.
4. The registers of shareholders will be closed from 5th to 10th May 2006, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 4th May 2006.
5. The Directors retiring are Philip Chen, Henry Fan, Peter Lee, Vernon Moore, Raymond Or, Christopher Pratt, Jack So, Tung Chee Chen, Tony Tyler and Carl Yung. Separate resolutions will be proposed for their election/re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

CATHAY PACIFIC AIRWAYS LIMITED

82-1390

RECEIVED

2006 APR 17 A 11:-0

OFFICE OF INTERNATIO[NAL] CORPORATE [FINANCE]

CATHAY PACIFIC

ANNUAL REPORT 2005

Stock code: 00293

AR/S 12-31-05




Hong Kong
Cathay Pacific
Cathay Pacific Freighter
Dragonair
Air Hong Kong

Contents



Cathay Pacific

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to 92 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946, and continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a global transportation hub. In addition to our fleet of 96 wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport. Cathay Pacific and its subsidiaries and associates employ over 23,000 staff in Hong Kong. The airline's two major shareholders are both Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.

Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asian region. Cathay Pacific is also a shareholder in Hong Kong Dragon Airlines Limited and Air China Limited.

We are a founding member of the **one**world global alliance whose combined network serves some 600 destinations worldwide.

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.

本年報中文譯本，於本公司之股份登記處備索。

		2005	2004	Change
GROUP FINANCIAL STATISTICS				
Results				
Turnover	*HK$ million*	**50,909**	42,761	**+19.1%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**3,298**	4,417	**-25.3%**
Earnings per share	*HK cents*	**97.7**	131.4	**-25.6%**
Dividend per share	*HK cents*	**48.0**	65.0	**-26.2%**
Profit margin	*%*	**7.4**	11.3	**-3.9%pt**
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**34,968**	32,855	**+6.4%**
Net borrowings	*HK$ million*	**9,050**	11,187	**-19.1%**
Shareholders' funds per share	*HK$*	**10.3**	9.8	**+5.1%**
Net debt/equity ratio	*Times*	**0.26**	0.34	**-0.08 times**
OPERATING STATISTICS – CATHAY PACIFIC				
Available tonne kilometres ("ATK")	*Million*	**17,751**	15,794	**+12.4%**
Passengers carried	*'000*	**15,438**	13,664	**+13.0%**
Passenger load factor	*%*	**78.7**	77.3	**+1.4%pt**
Passenger yield	*HK cents*	**46.3**	45.8	**+1.1%**
Cargo carried	*'000 tonnes*	**1,118**	972	**+15.0%**
Cargo and mail load factor	*%*	**67.0**	68.7	**-1.7%pt**
Cargo and mail yield	*HK$*	**1.75**	1.76	**-0.6%**
Cost per ATK	*HK$*	**2.19**	2.07	**+5.8%**
Cost per ATK without fuel	*HK$*	**1.55**	1.58	**-1.9%**
Aircraft utilisation	*Hours per day*	**12.6**	12.0	**+5.0%**
On-time performance	*%*	**86.1**	90.3	**-4.2%pt**

The Cathay Pacific Group has recorded a profit attributable to shareholders of HK$3,298 million for 2005, compared with a profit of HK$4,417 million in 2004, although turnover increased by 19.1% to a record HK$50,909 million.

Continuing high fuel prices were the principal cause behind this disappointing result, with the escalating cost of fuel producing a reduced profit in the second half of the year, which is traditionally the much stronger period. For the full year, fuel expenditure increased by 67.2% to HK$15,588 million, with fuel surcharges on tickets only partially offsetting the additional cost.

Our unit cost excluding fuel fell 1.9% as we continued to increase productivity and reduce controllable overheads.

Passenger revenue increased 14.6% to a record of HK$30,274 million. We carried 15.4 million passengers in 2005, up by 1.8 million on the previous year. Yield increased 1.1% to HK¢46.3, with strong demand from first and business class passengers. With the addition of new aircraft and services, our passenger capacity increased by 11.8%.

During the year, Cathay Pacific launched a third daily service to Los Angeles, a fourth daily service to London, and increased frequencies to Amsterdam, Beijing, Ho Chi Minh City, Johannesburg, Nagoya, Perth, Seoul and Singapore. We also commenced a three-times-weekly service to Xiamen and a codeshare service with Air China to Beijing.

The airline carried a record 1,118,047 tonnes of freight, mainly as a result of additional capacity and transshipment cargo to and from Shanghai, and set a cargo revenue record of HK$11,585 million. However, both yield and load factor decreased to HK$1.75 and 67.0% respectively due to increased competition and a slowdown in the growth of exports from South China.

In December, we announced our biggest ever order for new aircraft, with commitments for 16 Boeing 777-300ER long-range aircraft and three Airbus 330-300s, which will be delivered between 2007 and 2010, together with purchase rights for a further 20 B777-300ERs. This reflects the confidence we have in the future of Hong Kong and the aviation industry. We took delivery of the world's first B747-400BCF, or Boeing Converted Freighter. The prototype aircraft was converted by associate, Taikoo (Xiamen) Aircraft Engineering Company Limited, in Xiamen. We are to convert five more aircraft and have options on a further six.

During 2005, we also took delivery of one new B747-400 freighter, one B777-300 and three A330-300s while three second-hand B747-400 passenger aircraft were refitted and introduced into service. Our fleet will total 101 aircraft when we celebrate Cathay Pacific's 60th Anniversary in September 2006.

Our commitment to setting the industry standard for service has led to several major awards, including "Airline of the Year", in global polls of both passengers and travel industry professionals. These awards are a tribute to the hard work and dedication of all our staff.

Looking forward, we remain optimistic about our future, although our 2006 results are likely to remain heavily dependent on fuel prices and related surcharges. Our efforts will stay focused on delivering superior service and value to our customers, profitably growing our operations, and strengthening Hong Kong's position as a global aviation hub.

Christopher Pratt
Chairman
8th March 2006

The Group achieved record turnover in 2005. Yet, high fuel costs meant that our attributable profit for the year was less than in 2004. Fuel costs have not dampened demand, however, and both our passenger and cargo operations generated record volumes and revenue. We continued to expand our network and fleet and made our biggest ever order for new aircraft.

Award winning products and services

- Cathay Pacific was voted "Airline of the Year 2005" in UK-based Skytrax Research's global passenger poll – the largest of its kind – and we were also voted "Best Airline Asia" and "Best First Class". The airline's Hong Kong First and Business Class lounges, The Wing and The Pier, have also been voted world's best in a separate survey conducted by Skytrax Research.
- We were voted "Airline of the Year" and "Best Airline North Asia" in the regional TTG Travel Awards. The awards were the result of a poll of the leading travel industry magazines' readers, who largely comprise travel trade professionals from around the region.
- Readers of *Business Traveller* magazine named Cathay Pacific as having the "Best Frequent Flyer Programme".
- The Raven Fox Awards for Travel Retail Excellence in Asia Pacific rated Cathay Pacific "Best Inflight Retailer in Asia/Pacific".
- We were named Hong Kong's leading company in "The Asian Wall Street Journal 200" survey.
- We opened a new lounge in Singapore and remodelled another in Frankfurt.

Hub development

- We launched a third daily service to Los Angeles and a fourth daily flight to London, increasing Hong Kong's connection with major hubs around the world.
- Additional services commenced to Amsterdam, Beijing, Ho Chi Minh City, Johannesburg, Nagoya, Perth, Seoul and Singapore.
- A three-times-weekly service to Xiamen commenced in February 2005.
- We announced additional services to Rome and Frankfurt, commencing in the last week of March 2006.
- Passengers in the Pearl River Delta can now check in at a new facility at Shekou before boarding a ferry directly to their flight at Hong Kong International Airport ("HKIA"). More "upstream" full service check-in facilities are planned in Macau, Fuyong (Shenzhen), Zhongshan and Dongguan.

The growing fleet

- At the end of 2005 we had 96 aircraft in our fleet, including 82 passenger aircraft and 14 freighters. Our fleet will total 101 aircraft by September 2006 when we celebrate Cathay Pacific's 60th Anniversary.
- We made our biggest single order for new aircraft with firm orders for 16 Boeing 777-300ERs and purchasing rights on 20 more, plus three Airbus 330-300 aircraft. We will simplify our fleet as the B777-300ER becomes our primary long haul aircraft. In addition, we have outstanding orders for one B777-300, three A330-300s and five more used B747-400s.
- The world's first B747-400BCF, passenger-to-freighter conversion, entered service with the airline in December. We have five more conversions on firm order and options on six more.
- In 2005 we took delivery of one new B747-400 freighter, one B777-300 and three A330-300s while three second-hand B747-400 passenger aircraft were refitted and introduced into service.
- Our all-cargo subsidiary AHK Air Hong Kong Limited took delivery of its fifth and sixth A300-600 freighter aircraft in 2005 and will take delivery of its seventh and eighth in May and June 2006.

Fleet profile

	Number as at 31st December 2005				Firm orders				Expiry of operating leases					
		Leased												
Aircraft type	Owned	Finance	Operating	**Total**	'06	'07	'08 and beyond	**Total**	'06	'07	'08	'11	'12	Purchase rights
Aircraft operated by Cathay Pacific:														
B747-400	19		3	**22**[a]	4[b]	1		**5**		1			2	
B747-200F	4	3		**7**										
B747-400F	2	4		**6**										
B747-400BCF	1			**1**										
B777-200	1	4		**5**										
B777-300	1	10		**11**	1			**1**						
B777-300ER						5[c]	11[d]	**16**						20[e]
A330-300	1	22	3	**26**	1	2	3[f]	**6**				3		
A340-300		11	4	**15**					3			1		
A340-600			3	**3**						2	1			
Total	29	54	13	**96**	6	8	14	**28**	3	3	1	4	2	20
Aircraft operated by AHK :														
A300-600F	2	4		**6**	2			**2**						

(a) *One aircraft under reconfiguration.*
(b) *One aircraft on 9 year operating lease.*
(c) *Two aircraft on 10 year operating leases.*
(d) *Two aircraft on 10 year operating leases.*
(e) *Purchase rights for aircraft delivered by 2017.*
(f) *Aircraft on 7.5 year operating leases.*

Pioneer in technology

- Cathay Pacific is one of the world's leading airlines in harnessing the power of the Internet to reduce communication costs and increase operational flexibility.
- A more responsive IT strategy and architecture has been put in place to improve the delivery of supporting technology to staff across the Company.
- Together with our **one**world partners, we have become the world's first alliance to offer interline e-ticketing between all member carriers. This has cut ticketing costs and provided greater convenience to our customers.
- Online check-in has become increasingly popular with members of our loyalty programmes, who can use this facility to expedite their check-in process and choose their preferred seats.
- Inflight purchases can now be pre-ordered online prior to a flight's departure. This helps us to guarantee the passenger's choice is available and to better manage our inventory.
- Our new generation Company website, due for rollout in April, will be more customer friendly, making online booking and check-in simpler and quicker and enhancing our promotional activities.

Partnerships

- We launched a codeshare service to Beijing with Air China, in which Cathay Pacific holds a 10% shareholding.
- Three more airlines, Japan Airlines, Malev and Royal Jordanian, expressed their intention of joining **one**world.
- Our codeshare agreement with South African Airways ended following the carrier's decision to join another alliance.
- A partnership was created with Air China's frequent flyer programme. Members of Air China Companion and Asia Miles can accrue and redeem miles on flights operated by both carriers as part of our closer strategic partnership.
- Asia Miles has more than 240 partners in nine categories. It has greater reach than any other rewards programme in China, having partnerships with Air China, China Eastern Airlines and Dragonair, as well as British Airways and other partners that serve the Mainland.

During 2005, we achieved our highest ever passenger revenue with record passenger numbers and an average 78.7% load factor. Yield improved 1.1% to HK46.3 cents, driven by buoyant passenger demand and good front-end loads, which were sustained throughout the year. However, economy class yield remained under steady pressure, with increased competition on virtually every sector. Capacity increased 11.8% with additional services and aircraft. A third daily service to Los Angeles added strength to North America, now our second largest sales area.

Load factor by region


%
90
80
70
60
50
40
North Asia
South West Pacific and South Africa
Europe
South East Asia and Middle East
North America
2001
2002
2003
2004
2005

Passenger load factor and yield


%
HK cents
80
70
60
50
40
60
50
40
30
20
2001
2002
2003
2004
2005
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2005	2004	**Change**	**2005**	2004	**Change**	**Change**
North Asia	**13,057**	12,290	**+6.2%**	**70.8**	67.2	**+3.6%pt**	**+1.8%**
South West Pacific and South Africa	**14,656**	12,466	**+17.6%**	**74.6**	72.2	**+2.4%pt**	**-3.6%**
Europe	**16,181**	15,194	**+6.5%**	**87.3**	83.7	**+3.6%pt**	**-1.2%**
South East Asia and Middle East	**17,376**	15,764	**+10.2%**	**75.0**	74.3	**+0.7%pt**	**-1.1%**
North America	**21,496**	18,348	**+17.2%**	**82.7**	84.9	**-2.2%pt**	**+8.1%**
Overall	**82,766**	74,062	**+11.8%**	**78.7**	77.3	**+1.4%pt**	**+1.1%**

New records were set for both passenger numbers and passenger revenue as capacity increased **11.8%** over 2004.



Comments by region are as follows:

North Asia

- The increased frequency of Beijing flights to 14 a week and the introduction of our codeshare service with Air China strengthened Hong Kong's hub connections to the capital. A thrice-weekly flight was added to Xiamen.
- Economic recovery supported a rebound in the outbound market from Japan with high passenger growth to Europe.
- We added three additional flights a week to Nagoya.
- Interest in Korea, raised by the recent popularity of Korean food and culture in Hong Kong, stimulated leisure traffic. A fifth daily service was added to Seoul in January 2006.

South West Pacific and South Africa

- We consolidated our third daily service to Sydney even as competition increased from a number of carriers.
- We added a fourth flight a week to Perth, bringing the number of direct services we operate to six cities in Australia to 52 each week.
- Services to Africa gained strength and we made Johannesburg a daily operation.

Europe

- Loads to Europe, in particular the United Kingdom, remained high throughout the year.
- We launched a fourth daily service to London on 1st December. Flights to London now depart Hong Kong morning, afternoon and evening.
- Services to Rome will increase from five a week to seven and those to Frankfurt will increase from seven to 11 a week starting from the last week of March 2006.
- Services to Amsterdam became a daily operation.

South East Asia and Middle East

- Ho Chi Minh City became a double-daily service as we ended our joint venture with Vietnam Airlines on this route while retaining our codeshare arrangement.
- The performance of services to the Philippines showed encouraging improvement.
- A second daily non-stop service started to Jakarta.
- Services to Singapore increased by seven more flights a week.

North America

- The North American market performed well as revenue growth outpaced increased capacity. It was our second largest sales territory during the year.
- All United States services enjoyed strong support from business passengers.
- We now operate three daily non-stop services to Los Angeles. Cathay Pacific is the only airline to fly non-stop from Hong Kong to this United States gateway.

We took delivery of the world's **first B747-400BCF**. We are to convert **five** more aircraft and have options on a further **six**.


CATHAY PACIFIC


Asia's world city
CARGO
CONVERTED FREIGHTER
Boeing • Taeco

Cathay Pacific set new revenue and tonnage records as capacity increased 12.9%. Cargo yield dipped 0.6% to HK$1.75. Volumes were boosted by transshipment cargo to and from Shanghai, following the introduction of a daily freighter service in January 2005. A new service to Dallas and Atlanta commenced in November. Growth out of China slowed in the second half in the face of high fuel prices, but the long-term growth prospects for air cargo remain positive. Hong Kong remains the primary gateway to the Pearl River Delta despite increased competition from new airports in the region.

Turnover



HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005

Capacity – cargo and mail ATK



Million tonne kilometres
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005

	ATK (million)			Load factor (%)			Yield
	2005	2004	**Change**	**2005**	2004	**Change**	**Change**
Cathay Pacific	**9,879**	8,748	**+12.9%**	**67.0**	68.7	**-1.7%pt**	**-0.6%**

- The world's first B747-400BCF passenger-to-freighter conversion aircraft entered service in December. At the end of 2005 we operated a fleet of seven B747-400 and seven B747-200 freighters.
- Yield and load factors declined as a result of weak demand out of Europe, the United States and Australia with traditional directional imbalances exaggerated by large increases in competitor capacity.
- We launched a three-times-weekly service to Dallas, continuing on to Atlanta. The two new destinations will also bring new opportunities to connect with transshipments from South and Central America.
- Overnight express operations on behalf of DHL were launched to Shanghai, Beijing and Nagoya in March, further developing Hong Kong as a regional express cargo hub.
- High fuel prices negatively affected the profitability of our freighter services. The adverse impact of high fuel prices was only partially offset by fuel surcharges passed on to customers.

AHK Air Hong Kong Limited ("AHK")

- AHK, in which Cathay Pacific holds a 60% interest, is an all-cargo carrier with a major focus on express cargo services for DHL Express.
- During the year, AHK further expanded its overnight express cargo network to Seoul, increasing the number of destinations it serves in Asia to seven, together with Bangkok, Osaka, Penang, Singapore, Taipei and Tokyo.
- The airline took delivery of two new A300-600 freighters in February and March, increasing the fleet size to six. Two more A300-600 freighters will be delivered in 2006.
- With network expansion, capacity increased by 44.1%. Load factor increased by 8.3 percentage points while yield decreased by 8.7%.
- AHK recorded a higher profit in 2005 despite the adverse impact of higher fuel prices.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS, a wholly owned subsidiary of Cathay Pacific, is the principal flight kitchen in Hong Kong.
- The company produced a record 19.8 million meals in 2005 and accounts for 71% of the airline catering market in Hong Kong. Business volume increased by 12% over 2004.
- The company recorded a satisfactory result in 2005 despite a series of food scares in Hong Kong. However, the profit margin decreased with higher crude oil prices and cost-saving campaigns of customer airlines seeking to compensate for higher fuel prices.
- The performance of other inflight catering kitchens in Asia and Canada are also encouraging.

Hong Kong Airport Services Limited ("HAS")

- HAS, in which Cathay Pacific holds a 70% interest, is the largest franchised ramp handling company at HKIA.
- The company recorded a healthy growth in revenue as it handled a record number of flights.
- With continuous stringent cost controls and an improving business environment, HAS achieved a record profit in 2005.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO, in which Cathay Pacific holds a 27% interest, provides aircraft maintenance, modification and overhaul services at HKIA.
- The company achieved a consolidated profit attributable to its shareholders of HK$618 million, a 41.1% increase on the previous year.
- Line maintenance business continued to grow as a result of the increase in aircraft traffic through HKIA. Hangar capacity was fully utilised throughout the year due to strong market demand for heavy maintenance work.
- Construction of the new two-storey office on the cargo apron and the second hangar at HKIA is making good progress. Openings are scheduled in the second half of 2006. HAECO's headcount at HKIA increased by 12% during 2005 to meet the demand and in preparation for the second hangar.

- Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), 54.6% owned by HAECO and 9% owned by Cathay Pacific, had a good year as a result of high utilisation of its facilities. Its fourth hangar was opened on 19th December and construction was started on a fifth hangar. This fifth hangar is expected to open by mid-2007. TAECO has a contract with Boeing to convert B747-400 passenger aircraft into freighters. The first of these converted aircraft was redelivered to Cathay Pacific in December 2005.
- Hong Kong Aero Engine Services Limited, HAECO's jointly controlled company with Rolls-Royce plc and SIA Engineering Pte Limited, experienced high work volumes and achieved good results.

Hong Kong Dragon Airlines Limited ("Dragonair")

- Dragonair, in which Cathay Pacific holds an 18% interest, operates passenger services to 30 destinations in Asia, including 22 in Mainland China. Dragonair also provides freighter services to ten destinations covering cities in Asia, Europe, Middle East and the United States.
- Dragonair recorded an 18.0% increase in passenger revenue on 2005, due to an increase in passenger services capacity to Mainland China and the full-year impact of the new passenger service to Tokyo, which commenced in April 2004. The company carried more than 5.0 million revenue passengers in 2005, a 9.9% increase over 2004, and passenger yield increased by 2.9%.
- The company uplifted 385,000 tonnes of cargo in 2005, 12.5% higher than in 2004. Cargo revenue increased by 27.9% due to the higher tonnage carried by new passenger and freighter services. With the substantial increase in cargo capacity in the market, cargo load factor decreased by 3.7 percentage points to 72.5%. Cargo yield remained at the same level as last year.
- Higher fuel prices have affected Dragonair significantly, with the system-wide fuel price increasing by 43.4% over 2004. Fuel now accounts for 26.0% of total operating costs, 6.8 percentage points higher than in 2004. However, a fuel hedging programme and fuel surcharges passed on to customers helped to mitigate part of the adverse impact of soaring fuel prices.
- Dragonair has suspended scheduled services to Phuket since January 2005, as the demand for air traffic to Phuket substantially reduced after the Indian Ocean tsunami. The Bangkok passenger service has also been reduced from double-daily to a daily flight and was downgraded to a narrow body aircraft. Dragonair increased its Shanghai passenger service frequency to 16 a day and frequencies to most other Mainland China destinations also increased.
- Dragonair started its first trans-Pacific freighter service to New York in April using a wet-leased B747-400 freighter.

- The company took delivery of three A330s and one A320 during the year. At end of 2005, Dragonair had a passenger aircraft fleet of 11 A320s, six A321s and 13 A330s. Among them, one A320 and one A330 were wet leased to Air China from September 2005 onwards. It also had four B747 freighters.
- The codeshare agreement with Air China was expanded in 2005 to cover Beijing, Hangzhou and Wuhan in addition to the existing routes to Chengdu, Chongqing, Dalian and Tianjin.
- Dragonair celebrated its 20th anniversary in May 2005. During these 20 years, Dragonair has developed into a full service passenger carrier with a dedicated freighter fleet serving major markets of the world. Despite the impact of higher fuel costs, management remains optimistic for the airline's future and 2006 will see continued expansion of freighter services and stringent cost control.

	ASK/ATK* (million)			Load factor (%)			Yield
	2005	2004	**Change**	**2005**	2004	**Change**	**Change**
Passenger services	**10,065**	9,176	**+9.7%**	**64.4**	64.9	**-0.5%pt**	**+2.9%**
Cargo services	**1,942**	1,425	**+36.3%**	**72.5**	76.2	**-3.7%pt**	–

* *Capacities of passenger and cargo services are measured in available seat kilometres ("ASK") and available tonne kilometres ("ATK") respectively.*

Fleet profile as at 31st December 2005:

	Number as at 31st December 2005				Firm orders				Expiry of operating leases		
		Leased									
Aircraft type	Owned	Finance	Operating	**Total**	'06	'07	'08 & beyond	**Total**	'06	'07	'08 & beyond
A320	3	2	6	**11**					2	4	
A321	2		4	**6**						4	
A330	2	3	8	**13**	3*			**3**		1	7
B747-200F	1			**1**							
B747-300SF	3			**3**							
B747-400F					2	2	1	**5**			
Total	11	5	18	**34**	5	2	1	**8**	2	9	7

* *Aircraft will be on operating lease.*

The Cathay Pacific Group reported an attributable profit of HK$3,298 million against a profit of HK$4,417 million in 2004. The substantial decrease in profit reflects the adverse effect of high fuel prices on our profitability.

Turnover

	Group		Cathay Pacific	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Passenger services	**30,274**	26,407	**30,274**	26,407
Cargo services	**12,852**	11,395	**11,585**	10,549
Catering, recoveries and other services	**7,783**	4,959	**6,529**	3,774
Turnover	**50,909**	42,761	**48,388**	40,730

Group turnover



HK$ million
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005
Catering, recoveries and other services
Cargo services
Passenger services

Cathay Pacific: passengers and cargo carried



Passenger in '000
10,000
8,000
6,000
4,000
2,000
0
Cargo in '000 tonnes
700
600
500
400
300
200
1H01
2H01
1H02
2H02
1H03
2H03
1H04
2H04
1H05
2H05
Passengers carried
Cargo carried

- Group turnover rose by 19.1% on 2004.
- Passenger turnover increased significantly by 14.6% to HK$30,274 million as a result of strong demand. The number of passengers carried increased by 13.0% to 15.4 million and revenue passenger kilometres increased by 13.7%.
- Passenger load factor increased by 1.4 percentage points to 78.7% while capacity, in terms of available seat kilometres, increased by 11.8%.
- Passenger yield increased by 1.1% to HK¢46.3.
- First and business class revenues increased by 19.1% and the front-end load factor increased from 63.1% to 66.0%. Economy class revenue increased by 12.5% and the economy class load factor increased from 80.0% to 80.9%.
- Cathay Pacific's cargo turnover increased by 9.8% to HK$11,585 million as the demand of exports from Mainland China through Hong Kong remained strong though slowed in the second half in the face of high fuel prices.
- Cathay Pacific's cargo load factor decreased by 1.7 percentage points while capacity increased by 12.9%. Cargo yield decreased by 0.6% to HK$1.75.
- The improvement in Cathay Pacific's traffic turnover can be analysed as follows:

		HK$M
+11.8%	Passenger capacity	**3,086**
+12.9%	Cargo and mail capacity	**1,364**
+1.4%pt	Passenger load factor	**501**
-1.7%pt	Cargo and mail load factor	**(291)**
+1.1%	Passenger yield	**279**
-0.6%	Cargo and mail yield	**(36)**
		4,903

Revenue and breakeven load factor


%
80
75
70
65
60
55
50
2001
2002
2003
2004
2005
Revenue load factor
Breakeven load factor

- Revenue load factor increased by 0.4 percentage points to 75.2% while the breakeven load factor increased by 3.8 percentage points to 69.3%.
- The annualised revenue effect on changes in yield and load factor is set out below:

	HK$M
+ 1 percentage point in passenger load factor	**383**
+ 1 percentage point in cargo and mail load factor	**173**
+ HK¢1 in passenger yield	**651**
+ HK¢1 in cargo and mail yield	**66**

Operating expenses

Net operating expenses after deduction of Group recoveries HK$6,446 million (2004: HK$3,696 million) and of Cathay Pacific recoveries HK$6,529 million (2004: HK$3,774 million) are analysed as follows:

	Group			Cathay Pacific		
	2005 HK$M	2004 HK$M	**Change**	**2005 HK$M**	2004 HK$M	**Change**
Staff	**9,025**	8,842	**+2.1%**	**8,132**	7,985	**+1.8%**
Inflight service and passenger expenses	**1,783**	1,566	**+13.9%**	**1,783**	1,566	**+13.9%**
Landing, parking and route expenses	**5,977**	5,324	**+12.3%**	**5,832**	5,209	**+12.0%**
Fuel	**11,640**	7,836	**+48.5%**	**11,400**	7,704	**+48.0%**
Aircraft maintenance	**4,527**	3,784	**+19.6%**	**4,459**	3,768	**+18.3%**
Aircraft depreciation and operating leases	**4,882**	4,356	**+12.1%**	**4,755**	4,206	**+13.1%**
Other depreciation and operating leases	**790**	814	**-2.9%**	**590**	595	**-0.8%**
Commissions	**555**	529	**+4.9%**	**555**	529	**+4.9%**
Exchange gain	**(156)**	(199)	**-21.6%**	**(148)**	(201)	**-26.4%**
Others	**1,297**	966	**+34.3%**	**1,147**	820	**+39.9%**
Net operating expenses	**40,320**	33,818	**+19.2%**	**38,505**	32,181	**+19.7%**
Net finance charges	**444**	583	**-23.8%**	**361**	556	**-35.1%**
Total net operating expenses	**40,764**	34,401	**+18.5%**	**38,866**	32,737	**+18.7%**

Cathay Pacific: total net operating expenses


11% Aircraft maintenance
14% Depreciation and operating leases
1% Net finance charges
1% Commissions
3% Others
29% Fuel
15% Landing, parking and route expenses
5% Inflight service and passenger expenses
21% Staff

Cathay Pacific: fuel price and consumption


US cents per American gallon
American gallons in million
200
150
100
50
0
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
Into plane price – before hedging
Into plane price – after hedging
Uplifted volume

Cathay Pacific: fuel hedging



US$ million
American gallons in million
10
8
6
4
2
0
100
80
60
40
20
0
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
Deferred profit on fuel hedging as at 31st December 2005
Volume hedged

Group interest cover



HK$ million
Times
6,000
5,000
4,000
3,000
2,000
1,000
0
18
15
12
9
6
3
0
2001
2002
2003
2004
2005
Operating profit
Net finance charges
Interest cover

- Staff costs increased due to an increase in average staff numbers and backdated salary payments to cabin crew.
- Inflight service and passenger expenses rose due to a 13% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to a 38% increase in the average into plane fuel price to US$1.73 per American gallon and an 11.2% increase in consumption to 1,160 million American gallons.
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.07 to HK$2.19 due to higher fuel prices.

Associates

- The share of profits from associates decreased by 9.7% to HK$269 million.
- HAECO reported a higher profit than 2004 and this partially outweighed the lower profit from Dragonair which was adversely affected by higher fuel costs.

Taxation

- Despite reduced profit, the tax charge of HK$500 million was HK$54 million higher than the previous year as a result of both increased overseas charges and deferred tax liabilities on accelerated tax depreciation.

Group total assets


9%
Long-term investments
1%
Intangible assets
26%
Current assets
5%
Buildings and other equipment
59%
Aircraft and related equipment

Group net debt and equity


HK$ million
Times
36,000
30,000
24,000
18,000
12,000
6,000
0
0.6
0.5
0.4
0.3
0.2
0.1
0
2001
2002
2003
2004
2005
Funds attributable to Cathay Pacific shareholders
Net borrowings
Net debt/equity ratio

Dividends

- Dividends paid and proposed for the year are HK$1,623 million representing a dividend cover of 2.0 times.
- Dividends per share decreased from HK¢65 to HK¢48.

Assets

- Total assets as at 31st December 2005 amounted to HK$78,254 million.
- During the year, additions to fixed assets were HK$4,001 million, comprising HK$3,883 million for aircraft and related equipment and HK$118 million for other equipment.

Borrowings and capital

- Borrowings decreased by 0.8% to HK$22,455 million compared with HK$22,631 million in 2004.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 51% at fixed rates of interest net of derivatives.
- Liquid funds, 67% of which are denominated in US dollars, increased by 17.3% to HK$13,459 million.
- Net borrowings decreased by 19.1% to HK$9,050 million.
- Funds attributable to Cathay Pacific shareholders increased by 6.4% to HK$34,968 million.
- Net debt/equity ratio decreased from 0.34 times to 0.26 times.

Group borrowings before and after derivatives


HK$ million
18,000
15,000
12,000
9,000
6,000
3,000
0
EUR
GBP
HKD
JPY
USD
SGD
Others
Before derivatives
After derivatives

Others include CAD, KRW, NZD and TWD.

Group interest rate profile: borrowings


%
100
80
60
40
20
0
2001
2002
2003
2004
2005
Floating
Fixed

Value added

The following table summarises the distribution of the Group's value added in 2004 and 2005.

	2005 HK$M	2004 HK$M
Total revenue	**50,909**	42,761
Less: Purchases of goods and services	**(33,778)**	(24,908)
Value added by the Group	**17,131**	17,853
Add: Share of profits of associates	**269**	298
Total value added available for distribution	**17,400**	18,151
Applied as follows:		
To employees		
– Salaries and other staff costs	**9,025**	8,842
To governments		
– Corporation taxes	**500**	446
To providers of capital		
– Dividends – paid	**676**	674
– proposed	**947**	1,520
– Minority interests	**170**	99
– Net finance charges	**444**	583
Retained for re-investment and future growth		
– Depreciation	**3,963**	3,764
– Profit after dividends	**1,675**	2,223
Total value added	**17,400**	18,151

- The Group value added decreased by HK$751 million mainly due to an increase in the cost of fuel.
- Dividends paid and proposed decreased by HK$571 million while the amount retained for re-investment and future growth decreased by HK$349 million.

Executive Directors

PRATT, Christopher Dale#, CBE, aged 49, has been Chairman and a Director of the Company since February 2006. He is also Chairman of John Swire & Sons (H.K.) Limited and Swire Pacific Limited, and a Director of Swire Properties Limited. He joined the Swire group in 1978 and in addition to Hong Kong has worked with the group in Australia and Papua New Guinea.

ATKINSON, Robert Michael James#, aged 52, has been Finance Director of the Company since June 1997. He joined the Swire group in 1979 and in addition to Hong Kong has worked for the group in Japan, the United Kingdom and the United States.

CHEN, Nan Lok Philip#, aged 50, has been a Director of the Company since March 1997. He was appointed Deputy Managing Director in March 1997, Chief Operating Officer in July 1998 and Chief Executive in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited and Swire Pacific Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Mainland China and the Asia Pacific region.

CRIDLAND, Derek George, aged 60, has been Engineering Director since April 1998. He joined the Company in 1982 and was previously employed by International Civil Aviation Organisation and British Airways. He is also a Director of Hong Kong Aircraft Engineering Company Limited and Hong Kong Aero Engine Services Limited.

TYLER, Antony Nigel#, aged 50, has been a Director of the Company since December 1996. He was appointed Director Corporate Development in December 1996 and Chief Operating Officer in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Australia, the Philippines, Canada, Japan, Italy and the United Kingdom.

Non-Executive Directors

CUBBON, Martin#, aged 48, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited and Swire Properties Limited. He joined the Swire group in 1986.

FAN, Hung Ling Henry, aged 57, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

HUGHES-HALLETT, James Wyndham John#+, aged 56, has been a Director of the Company since July 1998 and served as Chairman of the Board from June 1999 to December 2004. He is Chairman of John Swire & Sons Limited and a Director of Swire Pacific Limited and Swire Properties Limited. He is also a Director of HSBC Holdings plc. He joined the Swire group in 1976 and in addition to Hong Kong has worked for the group in Japan, Taiwan and Australia.

MOORE, Vernon Francis *, aged 59, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is an Executive Director of CITIC Pacific Limited and a Director of CLP Holdings Limited.

YUNG, Ming Jie Carl, aged 37, has been a Director of the Company since March 1997. He is an Executive Director of CITIC Pacific Limited and is also a Director of other companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific Limited in 1993.

ZHANG, Xianlin, aged 52, has been a Director of the Company since August 1997. He is a Director of China National Aviation Corporation (Group) Limited, China National Aviation Company Limited and Hong Kong Dragon Airlines Limited and a supervisor of Air China Limited.

Independent Non-Executive Directors

LEE, Ting Chang Peter +*, aged 52, has been a Director of the Company since May 2002. He is Chairman of Hysan Development Company Limited and is also a Director of Hang Seng Bank Limited and SCMP Group Limited.

OR, Ching Fai Raymond *, aged 56, has been a Director of the Company since February 2000. He is an Executive Director of The Hongkong and Shanghai Banking Corporation Limited. He is Vice-Chairman and Chief Executive of Hang Seng Bank Limited. He is also a Director of Esprit Holdings Limited, Hutchison Whampoa Limited and 2009 East Asian Games (Hong Kong) Limited.

SO, Chak Kwong Jack *, aged 60, has been a Director of the Company since September 2002. He is Deputy Chairman and Group Managing Director of PCCW Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited.

TUNG, Chee Chen +, aged 63, has been a Director of the Company since September 2002. He is Chairman of Orient Overseas (International) Limited.

Executive Officers

BARRINGTON, William Edward James #, aged 46, has been Director Sales and Marketing since March 2000. He joined the Swire group in 1982.

CHAU, Siu Cheong William, aged 52, has been Director Personnel since May 2000. He joined the Swire group in 1973.

CHONG, Wai Yan Quince, aged 42, has been Director Service Delivery since July 2004. She joined the Swire group in 1998.

MATHISON, Ronald James #, aged 44, has been Director and General Manager Cargo since June 2004. He joined the Swire group in 1984.

NICOL, Edward Brian #, aged 52, has been Director Information Management since January 2003. He joined the Swire group in 1975.

RHODES, Nicholas Peter #, aged 47, has been Director Flight Operations since January 2003. He joined the Swire group in 1980.

TANG, Kin Wing Augustus, aged 47, has been Director Corporate Development since January 2005. He joined the Swire group in 1982.

Secretary

FU, Yat Hung David #, aged 42, has been Company Secretary since January 2006. He joined the Swire group in 1988.

Employees of the John Swire & Sons Limited group

+ *Member of the Remuneration Committee*

* *Member of the Audit Committee*

We submit our report and the audited accounts for the year ended 31st December 2005 which are on pages 41 to 85.

Activities

Cathay Pacific Airways Limited (the "Company") is managed and controlled in Hong Kong. As well as operating scheduled airline services, the Company and its subsidiaries (the "Group") are engaged in other related areas including airline catering, aircraft handling and aircraft engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 1 to the accounts.

Details of principal subsidiaries, their main areas of operation and particulars of their issued capital, and details of principal associates are listed on pages 84 and 85.

Accounts

The profit of the Group for the year ended 31st December 2005 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 46 to 85.

Dividends

We recommend the payment of a final dividend of HK¢28 per share for the year ended 31st December 2005. Together with the interim dividend of HK¢20 per share paid on 3rd October 2005, this makes a total dividend for the year of HK¢48 per share. This represents a total distribution for the year of HK$1,623 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 10th May 2006, payment of the final dividend will be made on 2nd June 2006 to shareholders registered on 10th May 2006. The shareholders' register will be closed from 5th May 2006 to 10th May 2006, both dates inclusive.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 50 to 53.

Accounting policies

The principal accounting policies are set out on pages 41 to 45.

Donations

During the year, the Company and its subsidiaries made charitable donations amounting to HK$14 million in direct payments and a further HK$7 million in the form of discounts on airline travel.

Fixed assets

Movements of fixed assets are shown in note 8 to the accounts. Details of aircraft acquisitions are set out on page 5.

Bank and other borrowings

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 13 and 18 to the accounts.

Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2005, 3,380,632,348 shares were in issue (31st December 2004: 3,370,215,348 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 10,417,000 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts.

Commitments and contingencies

The details of capital commitments and contingent liabilities of the Group and the Company as at 31st December 2005 are set out in note 26 to the accounts.

Agreement for services

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which are set out in the section on continuing connected transactions.

As directors and employees of the John Swire & Sons Limited ("Swire") group, Christopher Pratt, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett and Tony Tyler are interested in the JSSHK Services Agreement (as defined below). Sir Adrian Swire was interested as shareholder, and David Turnbull and Raymond Yuen as employees, of the Swire group.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2005 are set out below and also given in note 25 to the accounts.

Significant contracts

Contracts between the Company and Hong Kong Aircraft Engineering Company Limited ("HAECO") for the maintenance and overhaul of aircraft and related equipment accounted for approximately 2.5% of the airline's net operating expenses in 2005. Like the Company, HAECO is an associate of Swire Pacific Limited; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

Major transaction

The Company entered into a purchase agreement with The Boeing Company on 14th December 2005 for the acquisition of 12 Boeing 777-300ER aircraft. This transaction constituted a major transaction under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in respect of which an announcement dated 14th December 2005 was published and a circular dated 22nd December 2005 was sent to shareholders.

Continuing connected transactions

During the year ended 31st December 2005, the Group had the following continuing connected transactions, details of which are set out below:

(a) Pursuant to an agreement dated 17th October 2002 (the "DHL Services Agreement") with DHL International GmbH (formerly DHL International Limited) ("DHL"), AHK Air Hong Kong Limited ("AHK") has provided to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express materials. Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice. The term of the DHL Services Agreement is from 17th October 2002 to 31st December 2018.

    DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the DHL Services Agreement are continuing connected transactions in respect of which announcements dated 17th October 2002 and 27th June 2005 were published and a circular dated 12th July 2005 was sent to shareholders.

    The fees payable by DHL to AHK under the DHL Services Agreement totalled HK$1,169 million for the year ended 31st December 2005.

(b) Pursuant to the amendments made during 2005 to the Cargo Capacity (Network Block Space) Agreement ("BSA") and Network Cargo Joint Sales Agreement ("JSA") both dated 6th December 1999, the Company provides cargo capacity for the carriage of DHL's air express materials between Hong Kong and Beijing, Nagoya and Shanghai and acts as the agent for DHL to sell reserved space surplus to DHL's requirements. Payment is made in cash by DHL to the Company against invoice presented at the end of each two-week period within 21 days from the date of the invoice. The term of the BSA and JSA (as amended) is from 6th March 2000 to 24th March 2007.

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the BSA and JSA are continuing connected transactions in respect of which an announcement dated 19th April 2005 was published.

The fees and commissions payable by DHL to the Company under the BSA and JSA totalled HK$285 million for the year ended 31st December 2005.

(c) Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise advice and expertise of the directors and senior officers of the Swire group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The term of the JSSHK Services Agreement is from 1st January 2005 to 31st December 2007 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the holding company of Swire Pacific Limited which owns approximately 46% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which an announcement dated 1st December 2004 was published.

For the year ended 31st December 2005, the fees payable by the Company to JSSHK under the JSSHK Services Agreement totalled HK$101 million and expenses of HK$106 million were reimbursed at cost.

(d) Pursuant to an agreement dated 31st May 2005 ("PCCW Services Agreement") between Cathay Pacific Loyalty Programmes Limited ("CPLP") with PCCW Teleservices (Hong Kong) Limited ("Teleservices"), Teleservices provides services to CPLP. The services comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes. In return for the services, CPLP pays to Teleservices a monthly charge based on cost plus a margin. Furthermore, Teleservices is paid additional margins upon the achievement of certain performance criteria and efficiency targets, and deductions will be imposed for underachievement. Payment is made in cash by CPLP within 45 days from the date of receipt of Teleservices' invoice. The term of the PCCW Services Agreement is from 1st June 2005 to 31st May 2008.

Teleservices is an indirect wholly owned subsidiary of PCCW Limited which indirectly holds 37% equity interest in the Company's subsidiary Abacus Distribution Systems (Hong Kong) Limited. Teleservices is therefore a connected person of the Company under the Listing Rules. The transactions under the PCCW Services Agreement are continuing connected transactions in respect of which an announcement dated 31st May 2005 was published.

The fees payable by CPLP to Teleservices under the PCCW Services Agreement totalled HK$36 million for the year ended 31st December 2005.

Three independent non-executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

In addition, the Company entered into service agreements ("New Agreements") with HAECO and Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") on 10th November 2005 for provision of services by HAECO and TAECO to the Company's aircraft fleet. The services comprise line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport and/or Xiamen. Payment is made in cash by the Company to HAECO/TAECO within 30 days upon receipt of the invoice. The term of the New Agreements is from 1st January 2006 to 31st December 2007.

HAECO is a connected person of the Company by virtue of it being an associate of the Company's substantial shareholder Swire Pacific Limited. TAECO is a non-wholly owned subsidiary of HAECO and is therefore also a connected person of the Company. The transactions under the New Agreements are continuing connected transactions in respect of which an announcement dated 10th November 2005 was published and a circular dated 22nd November 2005 was sent to shareholders.

Major customers and suppliers

6.1% of sales and 29.1% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.4% of sales were made to the Group's largest customer while 7.8% of purchases were made from the Group's largest supplier.

Directors

Christopher Pratt was appointed Chairman and a Director of the Company on 1st February 2006. All the other present Directors of the Company whose names are listed on pages 22 and 23 served throughout the year. In addition, Sir Adrian Swire and Raymond Yuen served as Directors until their retirement at the Company's Annual General Meeting held on 11th May 2005 and 31st December 2005 respectively; David Turnbull served as Chairman and a Director until his resignation on 31st January 2006. The Company has received from each of its independent non-executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its independent non-executive Directors to be independent.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Philip Chen, Henry Fan, Peter Lee, Vernon Moore, Raymond Or, Jack So, Tung Chee Chen, Tony Tyler and Carl Yung retire this year and, being eligible, offer themselves for re-election.

Christopher Pratt, having been appointed as a Director of the Company under Article 91 since the last Annual General Meeting, also retires and, being eligible, offers himself for election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$1,190,000; they received no other emoluments from the Company or any of its subsidiaries.

Directors' interests

At 31st December 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00050
Tony Tyler	5,000	0.00015

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Directors' interests in competing business

Pursuant to Rule 8.10 of the Listing Rules, Zhang Xianlin has disclosed that he is a supervisor of Air China Limited ("Air China"); Henry Fan, Tony Tyler and Zhang Xianlin have disclosed that they are directors of Hong Kong Dragon Airlines Limited ("Dragonair"). David Turnbull had disclosed that he was a director of Air China from 30th May 2005 until his resignation on 12th December 2005. Raymond Yuen had disclosed that he was a director of Dragonair during the year until his retirement on 31st December 2005. Air China and Dragonair compete or are likely to compete, either directly or indirectly, with the businesses of the Company as they operate airline services to certain destinations which are also served by the Company.

Substantial shareholders

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2005 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	No. of shares	Percentage of issued capital	Type of interest (Note)
1. Swire Pacific Limited	1,566,233,246	46.33	Beneficial owner
2. John Swire & Sons Limited	1,566,233,246	46.33	Attributable interest (a)
3. CITIC Pacific Limited	859,353,462	25.42	Beneficial owner and attributable interest (b)

Note: At 31st December 2005:

(a) Swire and its wholly owned subsidiary JSSHK are deemed to be interested in the 1,566,233,246 shares of the Company directly held by Swire Pacific Limited by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights;

(b) CITIC Pacific Limited was beneficial owner of 71,600,000 shares of the Company. In addition, each of CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited had an attributable interest in 787,753,462 shares of the Company which were held by their wholly owned subsidiaries as follows: 214,851,154 shares held by Custain Limited, 191,922,273 shares held by Easerich Investments Inc., 189,057,762 shares held by Motive Link Holdings Inc., and 191,922,273 shares held by Smooth Tone Investments Ltd.

Public float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

Christopher Pratt
Chairman
Hong Kong, 8th March 2006

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The Board of Directors

The Board is chaired by Christopher Pratt (the "Chairman"). There are five executive Directors and ten non-executive Directors, four of whom are independent. Names and other details of the Directors are given on pages 22 and 23 of this report. All Directors are able to take independent professional advice in furtherance of their duties if necessary. The independent non-executive Directors are high calibre executives with diversified industry expertise and serve the important function of providing adequate checks and balances for safeguarding the interests of shareholders and the Company as a whole.

To ensure a balance of power and authority, the role of the Chairman is separate from that of the Chief Executive ("CE"). The current CE is Philip Chen. The Board regularly reviews its structure, size and composition to ensure its expertise and independence are maintained. It also identifies and nominates qualified individuals, who are expected to have such expertise to make a positive contribution to the performance of the Board, to be additional Directors or fill Board vacancies as and when they arise. A Director appointed by the Board to fill a casual vacancy is subject to election of shareholders at the first general meeting after his appointment and all Directors have to retire at the third annual general meeting following their election by ordinary resolution, but are eligible for re-election.

All Directors disclose to the Board on their first appointment their interests as director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, he declares his interest and is required to abstain from voting.

The Board is accountable to the shareholders for leading the Company in a responsible and effective manner. It determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Company's strategic objectives. It is also responsible for presenting a balanced, clear and understandable assessment of the financial and other information contained in the Company's accounts, announcements and other disclosures required under the Listing Rules or other statutory requirements. Day-to-day management of the Company's business is delegated to the CE. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, significant changes in accounting policy, the annual operating budgets, material contracts, major financing arrangements, major investments, risk management strategy and treasury policies. The functions of the Board and the powers delegated to the CE are reviewed periodically to ensure that they remain appropriate. The Board has established the following committees: the Board Safety Review Committee, the Executive Committee, the Finance Committee, the Remuneration Committee and the Audit Committee, the latter two with the participation of independent non-executive Directors.

The Board of Directors held six meetings during 2005, the attendance of which was as follows:

Robert Atkinson (6/6), Philip Chen (6/6), Derek Cridland (5/6), Martin Cubbon (6/6), Henry Fan (6/6), James Hughes-Hallett (5/6), Peter Lee (6/6), Vernon Moore (6/6), Raymond Or (6/6), Jack So (6/6), Sir Adrian Swire (2/3), David Turnbull (5/6), Tony Tyler (5/6), Tung Chee Chen (5/6), Raymond Yuen (6/6), Carl Yung (4/6) and Zhang Xianlin (1/6).

Securities Transactions

The Company has adopted codes of conduct regarding securities transactions by Directors (the "Securities Code") and relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the board meeting to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

On specific enquiries made, all Directors have confirmed that they have complied with the required standard set out in the Securities Code throughout the year.

Directors' interests as at 31st December 2005 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 28. In addition, of the executive officers, only Ronald Mathison holds 7,000 shares in the Company.

Board Safety Review Committee

The Board Safety Review Committee reviews and reports to the Board on safety issues. It meets three times a year and comprises three executive Directors, the CE, Tony Tyler and Derek Cridland, two non-executive Directors, Vernon Moore and Jack So, two executive officers, Nick Rhodes and Quince Chong, the General Manager Flying, Captain Andrew Maddox and the Head of Corporate Safety, Richard Howell. It is chaired by the immediate past Director Flight Operations, Ken Barley.

Executive Committee

The Executive Committee is chaired by the CE and comprises two executive Directors, Tony Tyler and Robert Atkinson, three non-executive Directors, Martin Cubbon, Henry Fan and Vernon Moore and one executive officer, Augustus Tang. It meets monthly and is responsible to the Board for overseeing and setting the strategic direction of the Company.

Management Committee

The Management Committee meets once a month and is responsible to the Board for overseeing the day-to-day operation of the Company. It is chaired by the CE and comprises three executive Directors, Tony Tyler, Robert Atkinson and Derek Cridland, and all seven executive officers, James Barrington, William Chau, Quince Chong, Ronald Mathison, Edward Nicol, Nick Rhodes and Augustus Tang.

Finance Committee

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It is chaired by the CE and comprises two executive Directors, Tony Tyler and Robert Atkinson, one non-executive Director, Martin Cubbon, one executive officer, Augustus Tang, the General Manager Corporate Finance, Keith Fung, and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

Remuneration Committee

The Remuneration Committee comprises two independent non-executive Directors, Peter Lee and Tung Chee Chen, and is chaired by the Company's past Chairman, James Hughes-Hallett who is also a non-executive Director.

Under the Services Agreement between the Company and JSSHK, which has been considered in detail and approved by the Directors of the Board who are not connected with the Swire group, staff at various levels, including executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of Swire.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, a significant part of such profits are usually derived from the Company.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of the aviation business, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms.

This policy and the levels of remuneration paid to executive Directors of the Company were reviewed by the Remuneration Committee. At its meeting in November, the Remuneration Committee considered a report prepared for it by independent consultants, Mercer Human Resource Consulting Limited, which confirmed that the remuneration of the Company's executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2006.

No Director takes part in any discussion about his own remuneration. The remuneration of independent non-executive Directors is determined by the Board in consideration of the complexity of the business and the responsibility involved.

Annual fees of independent non-executive Directors are as follows:

Director's fee	HK$160,000
Fee for serving on Audit Committee	HK$150,000
Fee for serving on Remuneration Committee	HK$50,000

The Remuneration Committee held two meetings during 2005, the attendance of which was as follows:

James Hughes-Hallett (2/2), Peter Lee (2/2) and Tung Chee Chen (2/2).

Audit Committee

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. The members are Vernon Moore, Peter Lee and Jack So. It is chaired by an independent non-executive Director, Raymond Or.

The Committee reviewed the completeness, accuracy and fairness of the Company's reports and accounts and provided assurance to the Board that these comply with accounting standards, stock exchange and legal requirements. The Committee also reviewed the adequacy and effectiveness of the internal control and risk management systems. It reviewed the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on significant control weaknesses. The external auditors, the Finance Director and the Internal Audit Manager also attended these meetings.

The Audit Committee held three meetings during 2005, the attendance of which was as follows:

Peter Lee (3/3), Vernon Moore (3/3), Raymond Or (3/3) and Jack So (3/3).

Expenditure Control Committee

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It is chaired by one executive Director, Tony Tyler and comprises the Finance Director, Robert Atkinson and one executive officer, Augustus Tang.

Internal Control and Internal Audit

The internal control system has been designed to safeguard corporate assets, maintaining proper accounting records and ensure transactions are executed in accordance with management's authorisation. The system comprises a well-established organisational structure and comprehensive policies and standards.

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan, which is prepared based on risk assessment methodology, is discussed and agreed every year with the Audit Committee. In addition to its agreed annual schedule of work, the Department conducts other special reviews as required. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department. A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee. As a key criteria of assessing the effectiveness of the internal control system, the Board and the Committee actively monitor the number and seriousness of findings raised by the Internal Audit Department and also the corrective actions taken by relevant departments.

Detailed control guidelines have been set and made available to all employees of the Company regarding handling and dissemination of corporate data which is price sensitive.

Systems and procedures are in place to identify, control and report on major risks, including business, safety, legal, financial, environmental and reputational risks. Exposures to these risks are monitored by the Board with the assistance of various committees and senior management.

The Board is responsible for the system of internal control and for reviewing its effectiveness. For the year under review, the Board considered that the Company's internal control system is adequate and effective and the Company has complied with the code provisions on internal control of the CG Code.

External Auditors

The external auditors are primarily responsible for auditing and reporting on the annual financial statements. In 2005 the total remuneration paid to the external auditors was HK$8 million, being HK$6 million for audit and HK$2 million for tax advice.

Airline Safety Review Committee

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk. It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, Hong Kong Airport Services Limited, and the aircraft maintenance company, HAECO.

Investor Relations

The Company continues to enhance relationships and communication with its investors. Extensive information about the Company's performance and activities is provided in the Annual Report and the Interim Report which are sent to shareholders. Regular dialogue with institutional investors and analysts is in place to keep them abreast of the Company's development. Inquiries from investors are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss matters relating to the Company. Any inquiries from shareholders can be addressed to the Corporate Communication Department whose contact details are given on page 92.

In order to promote effective communication, the Company maintains its website at www.cathaypacific.com on which financial and other information relating to the Company and its business are disclosed.

Shareholders may request an extraordinary general meeting to be convened in accordance with Section 113 of the Companies Ordinance.

We at Cathay Pacific Airways recognise that we have a responsibility to our customers, our shareholders, our staff, and stakeholders around the world. Safety is our highest priority. We aim to provide attentive, caring service to our customers inflight and on the ground. We strive to be a good corporate citizen and to manage our businesses in ways that benefit the wider community and minimise our impact on the environment. We adhere to rigorous ethical and professional standards, and we insist on high levels of honesty, accountability and transparent decision-making in all areas of our operations. We endeavour to deliver superior financial returns and provide rewarding career opportunities to our employees. Our vision is to achieve operational excellence in everything we do and to lead the field in our industry.

Contribution to the community

We believe we have a responsibility to give something back to the communities in which we operate, and which have played such an important role in our success. Our community and charitable programmes focus on supporting youth, contributing to environmental and educational initiatives, and helping those least able to help themselves.

"I Can Fly", our signature youth development programme, gives 1,000 Hong Kong people aged between 13 and 18 years the chance to learn about aviation and devise and lead community service activities. Our pilots and 100 staff volunteers act as their mentors throughout. Cathay Pacific is the principal sponsor in Hong Kong of the Life Education Activity Programme ("LEAP"), which promotes healthy lifestyles to children in schools and teaches them about the dangers of drug and alcohol abuse. It reaches children in more than 170 schools each year.

Our Change for Good inflight donation scheme, in association with the United Nation's Children's Fund, supports UNICEF programmes in over 150 countries, and helps fund the Cathay Pacific Wheelchair Bank, providing special chairs for Hong Kong children with neuromuscular diseases. Asia Miles, Cathay Pacific's frequent flyer programme, also has four charity partners, Oxfam, UNICEF, Project Orbis and CARE. Members may donate miles for their use.

Since 1994, our annual Wilderness Experience, an educational safari in South Africa, has educated young people about key ecological issues and promoted cross-cultural understanding among people taking part from around the world. Participants are selected from around the Asia-Pacific region. More than 500 young people have taken part since the scheme was started.

We encourage and support staff in the development of their own charitable projects. The Sunnyside Club was established in 1983 to help local handicapped youngsters. To date, over 2,000 staff have volunteered their time; their motto is "we put smiles on faces".

Environment

As an airline, our activities do impact on the environment; however we are committed to seeking new ways to minimise the consequences of our operations, and to integrating environmental best practice into our day-to-day business and long-term development strategies. We recognise it is not enough simply to comply with legislation; as an industry leader, we need to set standards that others will follow.

Developing a business along sustainable lines – that is, reducing consumption and minimising waste – makes sound economic sense and can make a very real difference to the bottom line, so taking a proactive stance on environmental issues is an investment in the future of any company. Transparency and accountability to stakeholders are not just desirable objectives in their own right, they are powerful communications and marketing tools, which can materially affect the way in which a company is viewed by its customers and investors. Corporate responsibility to the environment is therefore all about striking the right balance between successful business development and doing the right thing by society and the world around us.

The rising price of fuel is a major concern for the aviation industry. In 2005, fuel accounted for 29.3% of our net operating expenses and our average cost of fuel into plane increased from US$1.25 per American gallon in 2004 to US$1.73, so improving fuel performance per unit of capacity is highly desirable. We operate one of the youngest passenger fleets in the world. New aircraft are powered by engines that are quieter, more fuel-efficient, and generate lower levels of carbon dioxide (CO_2) and unburned fuel; coupled with rigorous engine and mainframe maintenance programmes on older aircraft, these factors have seen the fuel efficiency of our mainline fleet improved by 9% per available tonne kilometres ("ATK") since 1998.

We expend considerable effort on flight planning, and so far as is commercially practicable, select optimal routes to minimise fuel consumption. We fully endorse global initiatives urging governments to straighten airways in order to reduce flight times and unnecessary fuel burn. Close monitoring of fuel uptake and the application of stringent weight criteria in aircraft design and when purchasing aircraft fittings, are part of our ongoing effort to reduce consumption.

In 2005, we established a task force to focus on challenges associated with global climate change. The aviation industry is contributing to climate change through the emission of CO_2, nitrogen oxide (NOx) and water vapour into the upper atmosphere. Since 1998, annual CO_2 and NOx emissions generated by Cathay Pacific aircraft have increased by 32% and 12% respectively, reflecting the substantial growth of the airline's fleet. During the same period, we achieved a decrease in CO_2 emissions of 8.7% per ATK, and in NOx emissions of 22.3% per ATK. We expect to see these figures improve as advanced new aircraft come on stream between now and 2010. Cathay Pacific became a signatory to the Hong Kong Clean Air Charter in 2005.

We make every effort to instil the guiding principles of "replace, reduce, reuse and recycle" into every area of our business. In Hong Kong, we place significant emphasis on recycling. In our offices we collect paper, cans, printer cartridges, CDs, plastic bottles and rechargeable batteries. Inflight our plastic cutlery is collected for recycling and for inbound flights newspapers and magazines are collected and sent for recycling. Following a trial in 2005, aluminium cans and water bottles will also be collected and sent for recycling. We continue to investigate waste recycling opportunities at destinations worldwide, in the context of varying hygiene regulations in different countries.

We exert considerable influence on our service providers – a number of whom are Swire group subsidiaries or associates – to ensure they conform to the very highest environmental standards. We conduct environmental audits of our key Hong Kong service providers to assess regulatory compliance, waste handling/storage, wastewater disposal, air emissions and water and energy efficiency. Our Swire group service providers are planning to produce their own corporate environmental reports on a regular basis.

We know we have a responsibility to promote environmental awareness amongst our staff and the wider community – not just by setting a good example, but also through focused education programmes. Green forums and workshops, and activities such as green farming activities, tree planting and visits to areas of environmental interest have all helped to engender a deeper appreciation of nature and a greater awareness of their individual responsibility to the environment amongst our corporate family. We believe that only by raising awareness of the issues at stake can we hope to ensure tomorrow's world provides a clean and healthy environment for our children to enjoy.

Our latest environmental report can be found at our website: www.cathaypacific.com.

Health and safety

The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world. Every effort is made to ensure that we operate in a manner that safeguards the health and safety of all sectors of the community. Our businesses comply with international regulatory requirements or with our own higher standards as applicable. As part of our good corporate governance, we proactively identify and manage potential threats and hazards, apply risk management processes in our decision-making, and appraise new systems and work practices for their safety implications.

Our health and safety policies are kept constantly under review, and continuous efforts are made to achieve performance improvements. Staff are provided with effective and appropriate education and training, as well as timely feedback on security, health and safety issues; we encourage management to set the very highest standards by personal example. Every employee is responsible for ensuring that, in all aspects of their daily work, safety comes first. We encourage our business partners, contractors and suppliers to share our vision.

We implement programmes to safeguard the health of customers and staff. We continually monitor air quality in our aircraft to ensure a safe, healthy and comfortable environment for passengers and crew. We undertake similar monitoring in our Hong Kong headquarters, Cathay Pacific City, and in our training facilities and airport lounges, and have been certified by the Hong Kong Government for indoor air quality. We monitor the exposure of aircrew to cosmic radiation and ensure annual dosages are below international guideline limits. Cabin crew can call a 24-hour aero-medical advisory service should a passenger fall ill during a flight. We adhere closely to advisories issued by the World Health Organisation ("WHO"), International Air Transport Association ("IATA"), The Centre for Disease Control and Hong Kong Department of Health. We provide a variety of services for special needs customers, as well as advice to passengers on maintaining good health inflight.

Commitment to staff

We aim to provide our staff with a safe, healthy, comfortable workplace that is free from discrimination on grounds of race, sex, colour, religion or disability. We are committed to providing fair employment conditions, good promotional prospects, a balance between work and life, and we aim to be recognised as an employer of choice.

Cathay Pacific and its subsidiaries and associates employ over 33,000 people worldwide. More than 11,000 Cathay Pacific staff are Hong Kong-based and a further 12,000 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers. We are committed to investing in the long-term development of Hong Kong's aviation industry. Our Cadet Pilot Programme has provided career opportunities with Cathay Pacific for more than 200 cadets since 1988, and around 30 potential pilots gain their wings each year.

The planned expansion of our fleet over the next five years will see us continue to create local jobs and career opportunities. Training is one of the most important investments we make in human resources. We have progressively introduced leading-edge training and development programmes to up-skill our workforce, encourage collaborative problem solving, strong executive development and business-driven learning.

We recognise that our commercial success relies on the full participation of our staff and we are committed to their health and well-being. We have recently overhauled our systems for monitoring work-related injuries – especially amongst cabin crew. At Cathay Pacific City we offer on-site fitness programmes, health promotion and work injury prevention workshops, and provide an Employee Assistance Programme that offers confidential counselling.

We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company. We promote a culture of open communication in which staff can report concerns without fear of retribution. We never forget our business depends on the skill, dedication and loyalty of our staff: their teamwork keeps us strong and successful.

Valuing customers

Our goal is to deliver superior service and value to our customers and to become the world's most admired airline. We recognise that the quality of the service we provide sets us apart from our competitors. We are committed to meeting our on-time performance goals, maintaining and growing our international route network, and increasing flight frequencies to meet market demand. We strive to deliver Service Straight from the Heart and we take pride in making our customers feel safe, welcome, comfortable and, above all, reassured. We anticipate our customers' needs and aim not just to meet, but surpass their expectations. We go beyond ensuring satisfaction in order to strengthen customer loyalty and enhance the profitability of the airline.

To the shareholders of Cathay Pacific Airways Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 41 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 8th March 2006

1. Basis of accounting

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRS") (which include all applicable Hong Kong Accounting Standards ("HKAS"), Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

HKICPA has issued new and revised HKAS and HKFRS which became effective for accounting periods beginning on or after 1st January 2005. The impact of new accounting standards which lead to changes in the accounting policies are set out in 2, 4, 6, 8 – 11 and 15.

The measurement basis used is historical cost modified by the use of fair value for certain financial assets and liabilities as explained in accounting policies 8, 10 and 12 below.

The preparation of financial statements in conformity with HKFRS requires management to make certain estimates and assumptions which affect the amounts of fixed assets, intangible assets, long-term investments, retirement benefit obligations and taxation included in the financial statements. These estimates and assumptions are continually re-evaluated and are based on management's expectations of future events which are considered to be reasonable.

2. Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and its subsidiaries made up to 31st December together with the Group's share of the results and net assets of its associates. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries are included in the consolidated profit and loss account. Where interests have been bought or sold during the year, only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiaries and associates over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill arising on consolidation is recognised as an intangible asset. In previous years, goodwill was amortised on a straight line basis over its estimated useful economic life, not exceeding a period of 20 years. With the adoption of HKFRS 3 "Business Combinations" and its transitional provisions, goodwill is no longer amortised and the accumulated amortisation brought forward from 2004 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of goodwill is reviewed annually and is written down should any impairment arise. The effect of this change in the 2005 results is set out in note 28 to the accounts.

On disposal of a subsidiary or associate, goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiaries. With the adoption of HKAS 1 "Presentation of Financial Statements", minority interests are now treated as a part of equity rather than as a deduction from net assets and in the profit and loss account, minority interests are now disclosed as an allocation of the profit for the year rather than a deduction from profit. This change has been applied retrospectively and 2004 comparatives have been restated accordingly.

In the Company's balance sheet investments in subsidiaries are stated at cost less any impairment loss recognised. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. Associates

Associates are those companies, not being subsidiaries, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associates as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associates represent the Group's share of net assets and loans to those companies.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss recognised and loans to those companies.

4. Foreign currencies

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(a) foreign currency denominated financial assets and liabilities.

(b) the balance sheets of foreign subsidiaries and associates.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(a) unrealised exchange differences on foreign currency denominated financial assets and liabilities, as described in accounting policies 8, 9 and 10 below, that qualify as effective cash flow hedge instruments under HKAS 39 "Financial Instruments: Recognition and Measurement" are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged item affects the profit and loss.

(b) unrealised differences on net investments in foreign subsidiaries and associates (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to equity.

5. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Passenger aircraft	over 20 years to residual value of between 0% to 10% of cost
Freighter aircraft	over 20 – 27 years to residual value of between 0% to 20% of cost
Other equipment	over 3 – 7 years to nil residual value
Buildings	over the lease term of the leasehold land to nil residual value

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. Leased assets

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

With the adoption of HKAS 17 "Leases", leasehold land is now considered as being held under an operating lease rather than as a finance lease and this has resulted in a reclassification of leasehold land from fixed assets to other long-term receivables and investments and trade and other receivables. This change which has no impact on the profit and loss account of the Group has been applied retrospectively and 2004 comparatives have been restated accordingly. As at 31st December 2005, HK$1,513 million (2004: HK$1,549 million) of unamortised payments for leasehold land were included in other long-term receivables and investments and trade and other receivables.

7. Intangible assets

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 41.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

8. Financial assets

Other long-term receivables, bank and security deposits, trade and other short-term receivables are categorised as loans and receivables and are stated at amortised cost less impairment loss.

Where long-term investments held by the Group are designated as available-for-sale financial assets, these investments are stated at fair value. Any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Funds with investment managers and other liquid investments are designated as at fair value through profit and loss.

The accounting policy for derivative financial assets is outlined in accounting policy 10.

Financial assets are recognised or derecognised by the Group on the date when the purchase or sale of the assets occurs.

Interest income from financial assets is recognised as it accrues while dividend income is recognised when the right to receive payment is established.

9. Financial liabilities

Long-term loans, finance lease obligations and trade and other payables are stated at amortised cost.

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off occurs where there is a current legally enforceable right to set off the liability and the deposit and the Group intends either to settle on a net basis or to realise the deposit and settle the liability simultaneously. For transactions

9. Financial liabilities *(continued)*

entered into before 2005, such netting off occurs where there is a right to insist on net settlement of the liability and the deposit including situations of default and where that right is assured beyond doubt, thereby reflecting the substance and economic reality of the transactions.

The accounting policy for derivative financial liabilities is outlined in accounting policy 10.

Financial liabilities are recognised or derecognised when the contracted obligations are committed or extinguished.

Interest expenses incurred under financial liabilities are calculated and recognised using the effective interest method.

10. Derivative financial instruments

Derivative financial instruments are used solely to manage exposures to fluctuations in foreign exchange rates, interest rates and jet fuel prices in accordance with the Group's risk management policies. The Group does not hold or issue derivative financial instruments for trading purposes.

With the adoption of HKAS 39, all derivative financial instruments are now recognised at fair value in the balance sheet. Where derivative financial instruments are designated as effective hedging instruments under HKAS 39 and hedge exposure to fluctuations in foreign exchange rates, interest rates or jet fuel prices, any fair value change is accounted for as follows:

(a) the portion of the fair value change that is determined to be an effective cash flow hedge is recognised directly in equity via the Statement of Changes in Equity and is included in the profit and loss account as an adjustment to revenue, net finance charges or fuel expense in the same period or periods during which the hedged transaction affects the profit and loss.

(b) the ineffective portion of the fair value change is recognised in the profit and loss account immediately.

Derivatives which do not qualify as hedging instruments under HKAS 39 are accounted for as held for trading financial instruments and any fair value change is recognised in the profit and loss account immediately.

In previous years, currency derivatives were stated at amortised cost and amounts receivable or payable under interest rate derivatives were accrued as interest expense or interest income. Jet fuel derivatives were not recognised in the balance sheet.

As a result of adopting the transitional provisions of HKAS 39, retained earnings brought forward from 2004 have been reduced by HK$106 million being the restatement of derivative financial instruments. The effect of the change in the 2005 results is set out in note 28 to the accounts.

11. Fair value measurement

Fair value of financial assets and financial liabilities is determined either by reference to quoted market values or by discounting future cash flows using market interest rates for similar instruments.

12. Retirement benefits

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method.

Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

13. Deferred taxation

Provision for deferred tax is made on all temporary differences.

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

14. Stock

Stock held for consumption is valued either at cost or weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

15. Revenue recognition

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

Recoveries arising from surcharges or incidental activities are now treated as revenue rather than as a deduction from expenses. This change has been applied retrospectively and 2004 comparatives have been restated accordingly. Please refer to note 28 to the accounts for impact by line items.

16. Maintenance and overhaul costs

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. Frequent-flyer programme

The Company operates a frequent-flyer programme called Asia Miles (the "programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific's flights is deferred and amortised to the profit and loss account over the expected redemption period.

18. Related parties

Related parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
Turnover					
Passenger services		**30,274**	26,407	**3,881**	3,386
Cargo services		**12,852**	11,395	**1,648**	1,461
Catering, recoveries and other services		**7,783**	4,959	**998**	635
Total turnover	1	**50,909**	42,761	**6,527**	5,482
Expenses					
Staff		**(9,025)**	(8,842)	**(1,157)**	(1,134)
Inflight service and passenger expenses		**(2,033)**	(1,758)	**(261)**	(225)
Landing, parking and route expenses		**(6,947)**	(6,121)	**(891)**	(785)
Fuel		**(15,588)**	(9,321)	**(1,999)**	(1,195)
Aircraft maintenance		**(4,527)**	(3,784)	**(580)**	(485)
Aircraft depreciation and operating leases		**(4,893)**	(4,379)	**(627)**	(561)
Other depreciation and operating leases		**(790)**	(814)	**(101)**	(104)
Commissions		**(555)**	(529)	**(71)**	(68)
Others		**(2,408)**	(1,966)	**(309)**	(252)
Operating expenses		**(46,766)**	(37,514)	**(5,996)**	(4,809)
Operating profit	2	**4,143**	5,247	**531**	673
Finance charges		**(1,605)**	(1,628)	**(206)**	(209)
Finance income		**1,161**	1,045	**149**	134
Net finance charges	3	**(444)**	(583)	**(57)**	(75)
Share of profits of associates	11	**269**	298	**35**	38
Profit before tax		**3,968**	4,962	**509**	636
Taxation	4	**(500)**	(446)	**(64)**	(57)
Profit for the year		**3,468**	4,516	**445**	579
Profit attributable to					
Cathay Pacific shareholders	5	**3,298**	4,417	**423**	566
Minority interests		**170**	99	**22**	13
		3,468	4,516	**445**	579
Dividends					
Interim – paid	6	**676**	674	**87**	86
Final – proposed	6	**947**	1,520	**121**	195
		1,623	2,194	**208**	281
Earnings per share					
Basic	7	**97.7¢**	131.4¢	**12.5¢**	16.8¢
Diluted	7	**97.4¢**	130.7¢	**12.5¢**	16.8¢
Dividend per share	6	**48.0¢**	65.0¢	**6.2¢**	8.3¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 85 form part of these accounts.

Consolidated Balance Sheet

at 31st December 2005

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**50,156**	50,259	**6,430**	6,443
Intangible assets	9	**260**	348	**33**	45
Investments in associates	11	**1,731**	1,743	**222**	223
Other long-term receivables and investments	12	**5,453**	5,589	**699**	717
		57,600	57,939	**7,384**	7,428
Long-term liabilities		**(27,745)**	(27,698)	**(3,557)**	(3,551)
Related pledged security deposits		**8,853**	10,036	**1,135**	1,287
Net long-term liabilities	13	**(18,892)**	(17,662)	**(2,422)**	(2,264)
Retirement benefit obligations	14	**(72)**	(102)	**(9)**	(13)
Deferred taxation	15	**(6,460)**	(7,280)	**(828)**	(934)
		(25,424)	(25,044)	**(3,259)**	(3,211)
Net non-current assets		**32,176**	32,895	**4,125**	4,217
Current assets and liabilities					
Stock		**657**	524	**84**	67
Trade and other receivables	16	**6,538**	5,347	**838**	686
Liquid funds	17	**13,459**	11,474	**1,726**	1,471
		20,654	17,345	**2,648**	2,224
Current portion of long-term liabilities		**(4,849)**	(7,096)	**(622)**	(910)
Related pledged security deposits		**1,286**	2,127	**165**	273
Net current portion of long-term liabilities	13	**(3,563)**	(4,969)	**(457)**	(637)
Trade and other payables	18	**(7,625)**	(7,163)	**(978)**	(919)
Unearned transportation revenue		**(3,864)**	(3,622)	**(495)**	(464)
Taxation		**(2,527)**	(1,497)	**(324)**	(192)
		(17,579)	(17,251)	**(2,254)**	(2,212)
Net current assets		**3,075**	94	**394**	12
Net assets		**35,251**	32,989	**4,519**	4,229
CAPITAL AND RESERVES					
Share capital	19	**676**	674	**87**	86
Reserves	20	**34,292**	32,181	**4,396**	4,126
Funds attributable to Cathay Pacific shareholders		**34,968**	32,855	**4,483**	4,212
Minority interests		**283**	134	**36**	17
Total equity		**35,251**	32,989	**4,519**	4,229

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 85 form part of these accounts.

Christopher Pratt
Director

Henry Fan
Director

Hong Kong, 8th March 2006

at 31st December 2005

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**41,680**	41,701	**5,343**	5,346
Intangible assets	9	**83**	172	**11**	22
Investments in subsidiaries	10	**11,360**	13,108	**1,456**	1,680
Investments in associates	11	**60**	61	**8**	8
Other long-term receivables and investments	12	**3,792**	3,890	**486**	499
		56,975	58,932	**7,304**	7,555
Long-term liabilities		**(25,503)**	(26,040)	**(3,269)**	(3,338)
Related pledged security deposits		**3,200**	3,575	**410**	458
Net long-term liabilities	13	**(22,303)**	(22,465)	**(2,859)**	(2,880)
Retirement benefit obligations	14	**(127)**	(166)	**(16)**	(21)
Deferred taxation	15	**(6,234)**	(7,113)	**(799)**	(912)
		(28,664)	(29,744)	**(3,674)**	(3,813)
Net non-current assets		**28,311**	29,188	**3,630**	3,742
Current assets and liabilities					
Stock		**643**	509	**82**	65
Trade and other receivables	16	**6,166**	5,038	**790**	646
Liquid funds	17	**4,887**	3,244	**627**	416
		11,696	8,791	**1,499**	1,127
Current portion of long-term liabilities		**(4,807)**	(6,327)	**(616)**	(811)
Related pledged security deposits		**400**	769	**51**	98
Net current portion of long-term liabilities	13	**(4,407)**	(5,558)	**(565)**	(713)
Trade and other payables	18	**(7,565)**	(7,021)	**(971)**	(900)
Unearned transportation revenue		**(3,864)**	(3,622)	**(495)**	(464)
Taxation		**(2,484)**	(1,457)	**(318)**	(187)
		(18,320)	(17,658)	**(2,349)**	(2,264)
Net current liabilities		**(6,624)**	(8,867)	**(850)**	(1,137)
Net assets		**21,687**	20,321	**2,780**	2,605
CAPITAL AND RESERVES					
Share capital	19	**676**	674	**87**	86
Reserves	20	**21,011**	19,647	**2,693**	2,519
Total equity		**21,687**	20,321	**2,780**	2,605

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 85 form part of these accounts.

Christopher Pratt
Director
Hong Kong, 8th March 2006

Henry Fan
Director

for the year ended 31st December 2005

	Note	**2005 HK$M**	2004 HK$M	**2005 US$M**	2004 US$M
Operating activities					
Cash generated from operations	*21*	**8,706**	10,595	**1,116**	1,359
Dividends received from associates	*11*	**170**	122	**22**	16
Interest received		**163**	59	**21**	8
Net interest paid		**(671)**	(786)	**(86)**	(101)
Tax paid		**(971)**	(785)	**(125)**	(101)
Net cash inflow from operating activities		**7,397**	9,205	**948**	1,181
Investing activities					
Receipts from disposal of an investment		**117**	–	**15**	–
Receipts from capital reduction, loan and disposal of associates		**108**	69	**14**	9
Sales of fixed assets		**21**	54	**3**	7
Payments for fixed and intangible assets		**(4,354)**	(4,064)	**(558)**	(521)
Net increase in long-term receivables and investments		**(232)**	(2,692)	**(30)**	(345)
Net (increase)/decrease in liquid funds other than cash and cash equivalents		**(120)**	884	**(15)**	113
Net cash outflow from investing activities		**(4,460)**	(5,749)	**(571)**	(737)
Financing activities					
New financing		**5,486**	1,746	**703**	224
Net cash benefit from financing arrangements		**343**	51	**44**	7
Shares issued	*19*	**78**	199	**10**	25
Loan and finance lease repayments		**(4,807)**	(6,247)	**(616)**	(801)
Security deposits placed		**(91)**	(94)	**(11)**	(12)
Dividends paid – to shareholders		**(2,196)**	(2,189)	**(282)**	(281)
– to minority interests		**(21)**	(69)	**(3)**	(9)
Net cash outflow from financing activities		**(1,208)**	(6,603)	**(155)**	(847)
Increase/(decrease) in cash and cash equivalents		**1,729**	(3,147)	**222**	(403)
Cash and cash equivalents at 1st January		**2,657**	5,649	**341**	724
Effect of exchange differences		**(119)**	155	**(16)**	20
Cash and cash equivalents at 31st December	*22*	**4,267**	2,657	**547**	341

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 85 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2005

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2004	**674**	**25,496**	**7,455**	**493**	**(1,285)**	**22**	**32,855**	**134**	**32,989**
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)	–	(106)
At 1st January 2005	674	25,390	7,455	493	(1,285)	22	32,749	134	32,883
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	1,212	–	1,212	–	1,212
– deferred tax recognised	–	–	–	–	(165)	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	268	–	268	–	268
Revaluation deficit recognised during the year	–	–	–	(265)	–	–	(265)	–	(265)
Exchange differences	–	–	–	–	–	(11)	(11)	–	(11)
Net (loss)/gain recognised directly in equity	–	–	–	(265)	1,315	(11)	1,039	–	1,039
Profit for the year	–	3,298	–	–	–	–	3,298	170	3,468
Total recognised profit/(loss) for the year	–	3,298	–	(265)	1,315	(11)	4,337	170	4,507
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)	–	(676)
Dividends paid to minority interests	–	–	–	–	–	–	–	(21)	(21)
Share options exercised	2	–	76	–	–	–	78	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)	(21)	(2,139)
At 31st December 2005	**676**	**26,492**	**7,531**	**228**	**30**	**11**	**34,968**	**283**	**35,251**

The notes on pages 54 to 85 form part of these accounts.

for the year ended 31st December 2004

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2003	669	23,518	7,261	354	(770)	20	31,052	104	31,156
Prior year adjustment on Asia Miles	–	(250)	–	–	–	–	(250)	–	(250)
At 1st January 2004	669	23,268	7,261	354	(770)	20	30,802	104	30,906
Exchange differences on cash flow hedges									
– recognised during the year	–	–	–	–	(966)	–	(966)	–	(966)
– deferred tax recognised	–	–	–	–	68	–	68	–	68
– transferred to profit for the year	–	–	–	–	383	–	383	–	383
Revaluation surplus recognised during the year	–	–	–	139	–	–	139	–	139
Exchange differences	–	–	–	–	–	15	15	–	15
Capital reserve written back on disposal of an associate	–	–	–	–	–	(13)	(13)	–	(13)
Net gain/(loss) recognised directly in equity	–	–	–	139	(515)	2	(374)	–	(374)
Profit for the year	–	4,417	–	–	–	–	4,417	99	4,516
Total recognised profit/(loss) for the year	–	4,417	–	139	(515)	2	4,043	99	4,142
2003 final dividend	–	(1,515)	–	–	–	–	(1,515)	–	(1,515)
2004 interim dividend	–	(674)	–	–	–	–	(674)	–	(674)
Dividends paid to minority interests	–	–	–	–	–	–	–	(69)	(69)
Share options exercised	5	–	194	–	–	–	199	–	199
Total transactions with shareholders	5	(2,189)	194	–	–	–	(1,990)	(69)	(2,059)
At 31st December 2004	674	25,496	7,455	493	(1,285)	22	32,855	134	32,989

The notes on pages 54 to 85 form part of these accounts.

for the year ended 31st December 2005

	Share capital HK$M	Retained profit HK$M	Non-distributable Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve HK$M	Total equity HK$M
At 31st December 2004	674	13,123	7,455	469	(1,421)	21	20,321
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)
At 1st January 2005	674	13,017	7,455	469	(1,421)	21	20,215
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	1,210	–	1,210
– deferred tax recognised	–	–	–	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	441	–	441
Revaluation deficit recognised during the year	–	–	–	(267)	–	–	(267)
Net (loss)/gain recognised directly in equity	–	–	–	(267)	1,486	–	1,219
Profit for the year	–	2,371	–	–	–	–	2,371
Total recognised profit/(loss) for the year	–	2,371	–	(267)	1,486	–	3,590
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)
Share options exercised	2	–	76	–	–	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)
At 31st December 2005	676	13,192	7,531	202	65	21	21,687

The notes on pages 54 to 85 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2004

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Non-distributable: Capital redemption reserve HK$M	Total equity HK$M
At 31st December 2003	669	11,781	7,261	349	(813)	21	19,268
Prior year adjustment on Asia Miles	–	(250)	–	–	–	–	(250)
At 1st January 2004	669	11,531	7,261	349	(813)	21	19,018
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	(1,058)	–	(1,058)
– deferred tax recognised	–	–	–	–	68	–	68
– transferred to profit for the year	–	–	–	–	382	–	382
Revaluation surplus recognised during the year	–	–	–	120	–	–	120
Net gain/(loss) recognised directly in equity	–	–	–	120	(608)	–	(488)
Profit for the year	–	3,781	–	–	–	–	3,781
Total recognised profit/(loss) for the year	–	3,781	–	120	(608)	–	3,293
2003 final dividend	–	(1,515)	–	–	–	–	(1,515)
2004 interim dividend	–	(674)	–	–	–	–	(674)
Share options exercised	5	–	194	–	–	–	199
Total transactions with shareholders	5	(2,189)	194	–	–	–	(1,990)
At 31st December 2004	674	13,123	7,455	469	(1,421)	21	20,321

The notes on pages 54 to 85 form part of these accounts.

1. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	2005 HK$M	2004 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**20,256**	17,242
– Japan, Korea and Taiwan	**8,432**	7,346
South West Pacific and South Africa	**3,747**	3,215
Europe	**6,150**	5,100
South East Asia and Middle East	**5,870**	4,699
North America	**6,454**	5,159
	50,909	42,761

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, the United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

1. Turnover *(continued)*

(b) Secondary reporting by business segment

	2005 HK$M	2004 HK$M
Revenue – external sales		
– Passenger services	**30,274**	26,407
– Cargo services	**12,852**	11,395
	43,126	37,802
Unallocated revenue		
– Catering, recoveries and other services	**7,783**	4,959
	50,909	42,761

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

2. Operating profit

	2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,853**	1,855
– Owned	**2,110**	1,909
Amortisation of intangible assets	**44**	84
Operating lease rentals		
– Land and buildings	**382**	363
– Aircraft and related equipment	**1,258**	948
– Others	**36**	34
Operating lease income		
– Aircraft and related equipment	**(11)**	(23)
Cost of stock expensed	**1,427**	1,224
Exchange differences	**(156)**	(199)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(119)**	(103)
Income from listed investments	**(6)**	(3)
Share of associates' tax	**50**	58

3. Net finance charges

	2005 HK$M	2004 HK$M
Net interest charges comprise:		
– Obligations under finance leases	**1,436**	1,522
– Interest income on related security deposits, notes and bonds	**(726)**	(837)
	710	685
– Bank loans and overdrafts	**117**	92
– Other loans wholly repayable within five years	**39**	8
– Other loans not wholly repayable within five years	**–**	6
	866	791
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(259)**	(122)
– Bank deposits and other receivables	**(169)**	(86)
	(428)	(208)
Financial derivatives:		
– Interest income	**(7)**	–
– Interest expenses	**13**	–
	6	–
	444	583

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

4. Taxation

	2005 HK$M	2004 HK$M
Current tax expenses		
– Hong Kong profits tax	**61**	55
– Overseas tax	**327**	276
– (Over)/under provisions for prior years	**(72)**	24
Deferred tax		
– Origination and reversal of temporary differences	**184**	91
	500	446

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Taxation *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2005 HK$M	2004 HK$M
Consolidated profit before tax	**3,968**	4,962
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**(694)**	(868)
Expenses not deductible for tax purposes	**(184)**	(168)
Tax provisions over/(under) provided in prior years	**72**	(24)
Effect of different tax rates in overseas jurisdictions	**294**	432
(Unused tax losses not recognised)/tax losses recognised	**(97)**	63
Income not subject to tax	**109**	119
Tax charge	**(500)**	(446)

Further information on deferred tax is shown in note 15 to the accounts.

5. Profit attributable to shareholders

Of the profit attributable to Cathay Pacific shareholders, a profit of HK$2,371 million (2004: HK$3,781 million) has been dealt with in the accounts of the Company.

6. Dividends

	2005 HK$M	2004 HK$M
2005 interim dividend paid on 3rd October 2005 of HK¢20 per share (2004: HK¢20 per share)	**676**	674
2005 final dividend proposed on 8th March 2006 of HK¢28 per share (2004: HK¢45 per share)	**947**	1,520
	1,623	2,194

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$3,298 million (2004: HK$4,417 million) by the daily weighted average number of shares in issue throughout the year of 3,377 million (2004: 3,362 million) shares and 3,386 million (2004: 3,379 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 Million	2004 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,377**	3,362
Deemed issue of ordinary shares for no consideration	**9**	17
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,386**	3,379

8. Fixed assets

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2005	**29,557**	**43,181**	**2,304**	**547**	**4,522**	**80,111**
Exchange differences	**3**	**–**	**2**	**–**	**2**	**7**
Additions	**3,448**	**435**	**118**	**–**	**–**	**4,001**
Disposals	**(244)**	**–**	**(95)**	**–**	**(2)**	**(341)**
Transfers	**2,506**	**(2,506)**	**–**	**–**	**–**	**–**
At 31st December 2005	**35,270**	**41,110**	**2,329**	**547**	**4,522**	**83,778**
At 31st December 2003	24,760	44,109	2,328	547	6,292	78,036
Reclassification of leasehold land	–	–	–	–	(1,767)	(1,767)
At 1st January 2004	24,760	44,109	2,328	547	4,525	76,269
Exchange differences	2	–	3	–	5	10
Additions	3,798	446	84	–	1	4,329
Disposals	(377)	–	(111)	–	(9)	(497)
Transfers	1,374	(1,374)	–	–	–	–
At 31st December 2004	29,557	43,181	2,304	547	4,522	80,111
Accumulated depreciation						
At 1st January 2005	**13,833**	**12,942**	**1,556**	**258**	**1,263**	**29,852**
Exchange differences	**–**	**–**	**1**	**–**	**1**	**2**
Charge for the year	**1,805**	**1,830**	**144**	**23**	**161**	**3,963**
Disposals	**(99)**	**–**	**(94)**	**–**	**(2)**	**(195)**
Transfers	**2,286**	**(2,286)**	**–**	**–**	**–**	**–**
At 31st December 2005	**17,825**	**12,486**	**1,607**	**281**	**1,423**	**33,622**
At 31st December 2003	11,591	12,055	1,517	234	1,282	26,679
Reclassification of leasehold land	–	–	–	–	(181)	(181)
At 1st January 2004	11,591	12,055	1,517	234	1,101	26,498
Exchange differences	–	–	2	–	2	4
Charge for the year	1,600	1,831	147	24	162	3,764
Disposals	(302)	–	(110)	–	(2)	(414)
Transfers	944	(944)	–	–	–	–
At 31st December 2004	13,833	12,942	1,556	258	1,263	29,852
Net book value						
At 31st December 2005	**17,445**	**28,624**	**722**	**266**	**3,099**	**50,156**
At 31st December 2004	15,724	30,239	748	289	3,259	50,259

8. **Fixed assets** *(continued)*

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Company						
Cost						
At 1st January 2005	**22,240**	**44,238**	**787**	**547**	**399**	**68,211**
Additions	**3,674**	**–**	**65**	**–**	**–**	**3,739**
Disposals	**(240)**	**–**	**(79)**	**–**	**(2)**	**(321)**
Transfers	**2,913**	**(2,913)**	**–**	**–**	**–**	**–**
At 31st December 2005	**28,587**	**41,325**	**773**	**547**	**397**	**71,629**
At 1st January 2004	19,054	46,007	850	547	408	66,866
Additions	1,641	–	45	–	–	1,686
Disposals	(224)	–	(108)	–	(9)	(341)
Transfers	1,769	(1,769)	–	–	–	–
At 31st December 2004	22,240	44,238	787	547	399	68,211
Accumulated depreciation						
At 1st January 2005	**11,495**	**13,748**	**668**	**258**	**341**	**26,510**
Charge for the year	**1,650**	**1,874**	**50**	**23**	**22**	**3,619**
Disposals	**(99)**	**–**	**(79)**	**–**	**(2)**	**(180)**
Transfers	**2,286**	**(2,286)**	**–**	**–**	**–**	**–**
At 31st December 2005	**15,332**	**13,336**	**639**	**281**	**361**	**29,949**
At 1st January 2004	9,232	12,774	718	234	320	23,278
Charge for the year	1,468	1,918	57	24	23	3,490
Disposals	(149)	–	(107)	–	(2)	(258)
Transfers	944	(944)	–	–	–	–
At 31st December 2004	11,495	13,748	668	258	341	26,510
Net book value						
At 31st December 2005	**13,255**	**27,989**	**134**	**266**	**36**	**41,680**
At 31st December 2004	10,745	30,490	119	289	58	41,701

8. Fixed assets *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 12 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, buildings and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2005, three B747-400s (2004: three), four A340-300s (2004: four), three A340-600s (2004: three) and three A330-300s (2004: nil), all with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$2,347 million (2004: HK$1,315 million).

Operating leases for buildings and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2005 for each of the following periods are as follows:

	2005 HK$M	2004 HK$M
Aircraft and related equipment:		
– within one year	**941**	1,144
– after one year but within five years	**3,880**	1,883
– after five years	**4,706**	389
	9,527	3,416
Buildings and other equipment:		
– within one year	**232**	261
– after one year but within five years	**339**	418
– after five years	**129**	175
	700	854
	10,227	4,270

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,036 million (2004: HK$2,698 million) for the Group and HK$222 million (2004: HK$197 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance. Further information is provided under note 13 to the accounts.

9. Intangible assets

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 31st December 2004	**358**	**640**	**998**	**617**
Elimination of accumulated amortisation	**(182)**	**–**	**(182)**	**–**
At 1st January 2005	**176**	**640**	**816**	**617**
Additions	**–**	**61**	**61**	**60**
Disposals	**–**	**(119)**	**(119)**	**(119)**
At 31st December 2005	**176**	**582**	**758**	**558**
At 1st January 2004	362	665	1,027	642
Additions	–	27	27	27
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	358	640	998	617
Accumulated amortisation				
At 31st December 2004	**182**	**468**	**650**	**445**
Elimination of accumulated amortisation	**(182)**	**–**	**(182)**	**–**
At 1st January 2005	**–**	**468**	**468**	**445**
Charge for the year	**–**	**44**	**44**	**44**
Disposals	**–**	**(14)**	**(14)**	**(14)**
At 31st December 2005	**–**	**498**	**498**	**475**
At 1st January 2004	169	453	622	431
Charge for the year	17	67	84	66
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	182	468	650	445
Net book value				
At 31st December 2005	**176**	**84**	**260**	**83**
At 31st December 2004	176	172	348	172

10. Subsidiaries

	Company	
	2005 HK$M	2004 HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiaries		
– Loan accounts	**(4,327)**	(6,318)
– Current accounts	**253**	530
Other investments	**15,220**	18,682
	11,360	13,108

Principal subsidiaries are listed on page 84.

11. Associates

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Hong Kong listed shares at cost (Market value: HK$2,716 million, 2004: HK$1,913 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**17**	26
Share of net assets				
– listed in Hong Kong	**975**	863	**–**	–
– unlisted	**755**	773	**–**	–
	1,730	1,636	**69**	78
Less: Impairment loss	**–**	–	**(9)**	(17)
Loans to associates	**1**	107	**–**	–
	1,731	1,743	**60**	61
Share of profits of associates				
– listed	**170**	120	**–**	–
– unlisted	**99**	178	**–**	–
	269	298	**–**	–
Dividends received and receivable from associates	**170**	122	**63**	97

	2005 HK$M	2004 HK$M
Summarised financial information of associates:		
Assets	**16,615**	16,413
Liabilities	**(8,913)**	(9,213)
Equity	**7,702**	7,200
Turnover	**14,092**	11,710
Profit for the year	**1,101**	1,230

Principal associates are listed on page 85.

12. Other long-term receivables and investments

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Staff housing loans and other receivables	**506**	403	**500**	395
Investments at fair value				
– listed in Hong Kong	**2,489**	2,891	**2,311**	2,715
– listed outside Hong Kong	**–**	51	**–**	49
– unlisted	**981**	731	**981**	731
Leasehold land rental prepayments	**1,477**	1,513	**–**	–
	5,453	5,589	**3,792**	3,890

Leasehold land is held under medium-term leases in Hong Kong with a total unamortised value of HK$1,513 million (2004: HK$1,549 million).

13. Long-term liabilities

		2005		2004	
	Note	**Current HK$M**	**Non-current HK$M**	Current HK$M	Non-current HK$M
Group					
Long-term loans	*(a)*	**1,652**	**4,611**	1,229	2,765
Obligations under finance leases	*(b)*	**1,911**	**14,281**	3,740	14,897
		3,563	**18,892**	4,969	17,662
Company					
Long-term loans	*(a)*	**1,388**	**3,648**	478	1,514
Obligations under finance leases	*(b)*	**3,019**	**18,655**	5,080	20,951
		4,407	**22,303**	5,558	22,465

13. Long-term liabilities *(continued)*

(a) Long-term loans

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Bank loans				
– secured	**3,416**	2,328	**2,255**	673
– unsecured	**1,423**	894	**1,423**	894
Other loans				
– secured	**309**	425	**309**	425
– unsecured	**1,115**	347	**1,049**	–
	6,263	3,994	**5,036**	1,992
Amount due within one year included under current liabilities	**(1,652)**	(1,229)	**(1,388)**	(478)
	4,611	2,765	**3,648**	1,514
Repayable as follows:				
Bank loans				
– within one year	**1,556**	846	**1,324**	409
– after one year but within two years	**299**	1,376	**205**	1,137
– after two years but within five years	**1,561**	528	**1,135**	11
– after five years	**1,423**	472	**1,014**	10
	4,839	3,222	**3,678**	1,567
Other loans				
– within one year	**96**	383	**64**	69
– after one year but within two years	**69**	74	**69**	74
– after two years but within five years	**1,259**	266	**1,225**	233
– after five years	**–**	49	**–**	49
	1,424	772	**1,358**	425
Amount due within one year included under current liabilities	**(1,652)**	(1,229)	**(1,388)**	(478)
	4,611	2,765	**3,648**	1,514

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 0% and 7% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$2,707 million and HK$2,040 million respectively (2004: HK$999 million and HK$279 million).

As at 31st December 2005, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$19,873 million (2004: HK$23,234 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

13. Long-term liabilities *(continued)*

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2006 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Within one year	**4,029**	6,899	**4,170**	6,826
After one year but within two years	**4,097**	3,892	**4,152**	4,212
After two years but within five years	**9,758**	9,498	**11,638**	11,162
After five years	**16,056**	19,015	**14,893**	19,679
Total future payments	**33,940**	39,304	**34,853**	41,879
Interest charges relating to future periods	**(7,609)**	(8,504)	**(9,579)**	(11,504)
Present value of future payments	**26,331**	30,800	**25,274**	30,375
Security deposits, notes and zero coupon bonds	**(10,139)**	(12,163)	**(3,600)**	(4,344)
Amounts due within one year included under current liabilities	**(1,911)**	(3,740)	**(3,019)**	(5,080)
	14,281	14,897	**18,655**	20,951

The present value of future payments is repayable as follows:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Within one year	**3,197**	5,867	**3,419**	5,849
After one year but within two years	**3,261**	3,054	**3,445**	3,426
After two years but within five years	**7,658**	7,405	**9,529**	9,050
After five years	**12,215**	14,474	**8,881**	12,050
	26,331	30,800	**25,274**	30,375

As at 31st December 2005, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,507 million and HK$1,080 million respectively (2004: HK$8,735 million and HK$1,556 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(c) Long-term liabilities by currency at the year end are summarised below:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
US dollar	**16,045**	11,030	**19,145**	15,204
Euro	**2,746**	5,733	**3,459**	6,623
Hong Kong dollar	**1,457**	1,094	**1,424**	894
Singapore dollar	**1,049**	360	**1,049**	360
Pound sterling	**688**	990	**688**	990
Japanese yen	**470**	1,808	**945**	2,336
Others	**–**	1,616	**–**	1,616
	22,455	22,631	**26,710**	28,023

Further information on long-term liabilities is shown in note 27 to the accounts.

14. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS was completed by a qualified actuary, Watson Wyatt Hong Kong Limited ("Wyatt"), as at 31st December 2005 using the projected unit credit method. Wyatt completed their most recent actuarial valuation of the portion of SGRBS funds specifically designated for the Company's employees as at 31st December 2003. The figures for SGRBS disclosed as at 31st December 2005 were provided by Cannon Trustees Limited, the administration manager. The Group's obligations are 101% (2004: 96%) covered by the plan assets held by the trustees.

	2005		2004	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**4.25%**	**4%**	3.75%	2.75%
Expected return on plan assets	**6%**	**6%**	6%	6%
Future salary increases	**2 – 5%**	**2 – 5%**	2 – 5%	2 – 5%

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**7,341**	7,227	**6,818**	6,825
Fair value of plan assets	**(7,387)**	(6,933)	**(6,833)**	(6,415)
	(46)	294	**(15)**	410
Net unrecognised actuarial gains/(losses)	**118**	(192)	**142**	(244)
	72	102	**127**	166

14. Retirement benefits *(continued)*

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Movements in net retirement benefit liability comprise:				
At 1st January	**102**	181	**166**	224
Movements for the year				
– net expenses recognised in the profit and loss account	**267**	380	**246**	373
– contributions paid	**(297)**	(459)	**(285)**	(431)
At 31st December	**72**	102	**127**	166

	2005 HK$M	2004 HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**382**	454
Interest on obligations	**297**	287
Expected return on plan assets	**(411)**	(361)
Actuarial gain recognised	**(1)**	–
Total included in staff costs	**267**	380
Actual return on plan assets	**590**	845

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$12 million (2004: HK$11 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$386 million (2004: HK$351 million).

15. Deferred taxation

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Deferred tax assets:				
– Retirement benefits	**(15)**	(23)	**(24)**	(34)
– Provisions	**(19)**	(15)	**(19)**	(14)
– Tax losses	**(307)**	(125)	**(219)**	(43)
– Cash flow hedges	**–**	(158)	**–**	(158)
Deferred tax liabilities:				
– Accelerated tax depreciation	**1,311**	949	**1,006**	710
– Cash flow hedges	**7**	–	**7**	–
Provision in respect of certain lease arrangements	**5,483**	6,652	**5,483**	6,652
	6,460	7,280	**6,234**	7,113

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Movements in deferred taxation comprise:				
At 1st January	**7,280**	7,762	**7,113**	7,617
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 4)	**184**	91	**125**	69
– operating expenses	**173**	163	**173**	163
– transferred to cash flow hedge reserve	**165**	(68)	**165**	(68)
– initial cash benefit from lease arrangements	**343**	–	**343**	–
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(1,685)**	(668)	**(1,685)**	(668)
At 31st December	**6,460**	7,280	**6,234**	7,113

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2007 to 2016 (2004: 2006 to 2014) as follows:

	2005 HK$M	2004 HK$M
After one year but within five years	**3,444**	4,548
After five years but within ten years	**1,770**	2,104
After ten years	**269**	–
	5,483	6,652

16. Trade and other receivables

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Trade debtors	**3,448**	3,151	**3,304**	2,999
Derivative financial assets	**886**	–	**886**	–
Other receivables and prepayments	**2,192**	2,185	**1,976**	2,039
Due from associates	**12**	11	**–**	–
	6,538	5,347	**6,166**	5,038

As at 31st December 2005, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$119 million.

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Analysis of trade debtors by age:				
Current	**3,408**	3,108	**3,277**	2,979
One to three months overdue	**38**	37	**26**	20
More than three months overdue	**2**	6	**1**	–
	3,448	3,151	**3,304**	2,999

17. Liquid funds

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Short-term deposits and bank balances	**4,321**	2,687	**3,761**	2,023
Short-term deposits maturing beyond three months when placed	**557**	691	**547**	676
Funds with investment managers				
– debt securities listed outside Hong Kong	**6,036**	6,035	**–**	–
– bank deposits	**713**	208	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**55**	54	**–**	–
– bank deposits	**1,777**	1,799	**579**	545
	13,459	11,474	**4,887**	3,244

Included in other liquid investments are bank deposits of HK$1,754 million (2004: HK$1,799 million) and debt securities of HK$55 million (2004: HK$54 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing. Other than Hong Kong dollars, liquid funds were mainly denominated in US dollars and Renminbi of HK$8,993 million and HK$1,178 million respectively.

18. Trade and other payables

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Trade creditors	**3,019**	2,447	**2,802**	2,252
Derivative financial liabilities	**313**	–	**313**	–
Other payables	**3,937**	4,308	**4,106**	4,391
Due to associates	**211**	265	**204**	258
Due to other related companies	**91**	113	**91**	113
Bank overdrafts – unsecured	**54**	30	**49**	7
	7,625	7,163	**7,565**	7,021

As at 31st December 2005, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$66 million.

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Analysis of trade creditors by age:				
Current	**2,421**	1,956	**2,226**	1,779
One to three months overdue	**463**	396	**449**	382
More than three months overdue	**135**	95	**127**	91
	3,019	2,447	**2,802**	2,252

19. Share capital

	2005		2004	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,370,215,348**	**674**	3,343,515,048	669
Share options exercised	**10,417,000**	**2**	26,700,300	5
At 31st December	**3,380,632,348**	**676**	3,370,215,348	674

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the year. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

	2005 **Number of shares**	2004 Number of shares
Movements in options outstanding comprise:		
At 1st January	**26,494,500**	53,194,800
Options exercised	**(10,417,000)**	(26,700,300)
At 31st December	**16,077,500**	26,494,500
Options vested at 31st December	**16,077,500**	26,494,500

No option was granted under the Scheme during the year.

	2005	2004
Details of share options exercised during the year:		
Exercise date	***7/1/05 – 25/11/05***	*6/1/04 – 31/12/04*
Proceeds received (HK$)	**77,814,990**	199,451,241
Weighted average closing share price immediately before the exercise date (HK$)	**14.46**	15.07

20. Reserves

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Retained profit	**26,492**	25,496	**13,192**	13,123
Share premium	**7,531**	7,455	**7,531**	7,455
Investment revaluation reserve	**228**	493	**202**	469
Cash flow hedge reserve	**30**	(1,285)	**65**	(1,421)
Capital redemption reserve and others	**11**	22	**21**	21
	34,292	32,181	**21,011**	19,647

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Capital redemption reserve and others include the capital redemption reserve of HK$21 million (2004: HK$21 million) and exchange differences arising from revaluation of foreign investments.

The cash flow hedge reserve relates to the effective portion of the cumulative net change in fair values of hedging instruments and exchange differences on borrowings and lease obligations which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

The cash flow hedge reserve is expected to be credited/(charged) to operating profit as noted below when the hedged transactions affect the profit and loss account.

	Total HK$M
2006	**63**
2007	**66**
2008	**(43)**
2009	**(59)**
2010	**3**
	30

The actual amount ultimately recognised in operating profit will depend upon the fair values of the hedging instruments at the time that the hedged transactions affect the profit and loss account.

21. Reconciliation of operating profit to cash generated from operations

	2005 HK$M	2004 HK$M
Operating profit	**4,143**	5,247
Depreciation	**3,963**	3,764
Amortisation of intangible assets	**44**	84
Loss on disposal of fixed assets and intangible assets	**230**	29
Profit on disposal of an investment	**(66)**	–
Currency adjustments and other items not involving cash flows	**373**	437
Increase in stock	**(133)**	(126)
Increase in trade debtors, other receivables and prepayments	**(1,190)**	(557)
(Decrease)/increase in net amounts due to related companies and associates	**(77)**	115
Increase in trade creditors and other payables	**514**	1,488
Increase in unearned transportation revenue	**242**	783
Non-operating movements in debtors and creditors	**663**	(669)
Cash generated from operations	**8,706**	10,595

22. Analysis of cash and cash equivalents

	2005 HK$M	2004 HK$M
Short-term deposits and bank balances	**4,321**	2,687
Bank overdrafts	**(54)**	(30)
	4,267	2,657

23. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary/ Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2005 Total HK$'000**	2004 Total HK$'000
Executive Directors								
David Turnbull	1,193	739	20	250	234	836	**3,272**	11,302
Robert Atkinson	1,740	1,060	209	365	626	1,984	**5,984**	5,894
Philip Chen	3,400	3,409	2,124	359	–	–	**9,292**	9,186
Derek Cridland	1,786	1,317	320	12	–	985	**4,420**	4,435
Tony Tyler	2,850	1,942	222	599	735	2,185	**8,533**	7,663
Non-Executive Directors								
Martin Cubbon	–	–	–	–	–	–	–	–
Henry Fan	160*	–	–	–	–	–	**160**	160
James Hughes-Hallett	–	–	–	–	–	–	–	–
Vernon Moore	310*	–	–	–	–	–	**310**	310
Raymond Yuen	900	660	806	95	–	–	**2,461**	1,992
Carl Yung	160*	–	–	–	–	–	**160**	160
Zhang Xianlin	160*	–	–	–	–	–	**160**	160
Independent Non-Executive Directors								
Peter Lee	360*	–	–	–	–	–	**360**	360
Raymond Or	310*	–	–	–	–	–	**310**	310
Jack So	310*	–	–	–	–	–	**310**	310
Tung Chee Chen	210*	–	–	–	–	–	**210**	210
Total	13,849	9,127	3,701	1,680	1,595	5,990	**35,942**	42,452

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2004 but paid and charged to the Company in 2005. Allowances and benefits of Philip Chen and Raymond Yuen include housing allowances of HK$2,040,000 and HK$300,000 respectively.

23. Directors' and executive officers' remuneration *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2005 Total HK$'000**	2004 Total HK$'000
James Barrington	1,289	663	701	271	498	1,246	**4,668**	4,141
William Chau	1,348	1,103	600	222	–	–	**3,273**	3,169
Quince Chong (from July 2004)	1,248	920	600	125	–	–	**2,893**	1,276
Ronald Mathison (from June 2004)	1,113	562	284	233	428	949	**3,569**	1,874
Edward Nicol	1,394	976	328	293	620	1,936	**5,547**	5,282
Nick Rhodes	1,363	886	866	286	540	1,348	**5,289**	4,838
Augustus Tang	1,706	1,322	600	281	–	–	**3,909**	3,658
Robert Cutler (up to July 2004)	–	–	–	–	–	–	**–**	3,753
Total	9,461	6,432	3,979	1,711	2,086	5,479	**29,148**	27,991

Bonus disclosed is related to services for 2004 and paid in 2005.

24. Employee information

(a) The five highest paid individuals of the Company included three Directors (2004: four) and two Executive Officers (2004: one), whose emoluments are set out in note 23 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2005			2004		
HK$'000	**Director**	**Flight staff**	**Other staff**	Director	Flight staff	Other staff
0 – 1,000	**11**	**7,337**	**7,189**	11	6,719	7,124
1,001 – 1,500	**–**	**443**	**175**	–	388	185
1,501 – 2,000	**–**	**487**	**78**	1	398	59
2,001 – 2,500	**1**	**183**	**18**	–	130	19
2,501 – 3,000	**–**	**156**	**7**	–	173	9
3,001 – 3,500	**1**	**134**	**7**	–	133	9
3,501 – 4,000	**–**	**40**	**4**	–	36	4
4,001 – 4,500	**1**	**4**	**3**	1	4	3
4,501 – 5,000	**–**	**1**	**1**	–	3	1
5,001 – 5,500	**–**	**–**	**1**	–	–	2
5,501 – 6,000	**1**	**–**	**1**	1	–	–
7,501 – 8,000	**–**	**–**	**–**	1	–	–
8,501 – 9,000	**1**	**–**	**–**	–	–	–
9,001 – 9,500	**1**	**–**	**–**	1	–	–
11,001 – 11,500	**–**	**–**	**–**	1	–	–
	17	**8,785**	**7,484**	17	7,984	7,415

25. Related party transactions

(a) Material transactions between the Group and associates and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2005		2004	
	Associates HK$M	**Other related parties HK$M**	Associates HK$M	Other related parties HK$M
Turnover	**103**	–	92	–
Aircraft maintenance costs	**967**	–	886	–
Route operating costs	**183**	–	227	–
Dividends received	**(170)**	–	(122)	–
Fixed assets purchase	**5**	–	31	–

(b) Other transactions with related parties

(i) The Company had an agreement for services ("JSSHK Services Agreement") with JSSHK. Under the JSSHK Services Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associates, minority interests, and any profits and losses on disposal of fixed assets were paid annually. Service fees paid for the year ended 31st December 2005 were HK$101 million (2004: HK$124 million) and expenses of HK$106 million (2004: HK$115 million) were reimbursed at cost; in addition, HK$47 million (2004: HK$51 million) in respect of shared administrative services were reimbursed.

Transactions under the JSSHK Services Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 26.

(ii) The Company had certain agreements for maintenance services ("Old Agreements") with HAECO. Under the Old Agreements, the Company paid fees to HAECO in exchange for maintenance services provided to the Company's aircraft fleet. The Old Agreements were terminated on 31st December 2005 and were replaced by the New Agreements which took effect from 1st January 2006. Service fees paid to HAECO for the year ended 31st December 2005 were HK$949 million (2004: HK$869 million).

Transactions under the Old Agreements were not connected transactions or continuing connected transactions which gave rise to any disclosure or other obligations under Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 27.

(iii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$215 million was received from Dragonair for these transactions in 2005 (2004: HK$180 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

25. Related party transactions *(continued)*

(c) Amounts due from and due to associates and other related companies at 31st December 2005 are disclosed in notes 16 and 18 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associate at 31st December 2005 are disclosed in note 26 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 23 to the accounts.

26. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Authorised and contracted for	**16,724**	7,218	**1,958**	1,193
Authorised but not contracted for	**1,034**	9	**1,032**	–
	17,758	7,227	**2,990**	1,193

Operating lease commitments are shown in note 8 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Subsidiaries	**–**	–	**2,311**	1,523
Associate	**18**	20	**18**	20
Staff	**200**	415	**200**	400
	218	435	**2,529**	1,943

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

27. Financial risk management

In the normal course of business, the Group is exposed to fluctuations in foreign exchange rates, interest rates and jet fuel prices. These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the policies approved by the Finance Committee.

Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the hedged items. Exposure to foreign exchange rates, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.

(a) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

Trade debtors mainly represented passenger and freight sales due from agents and amounts due from airlines for interline services provided. The majority of the agents are connected to the settlement systems operated by the IATA which is responsible for checking the credit worthiness of such agents and collecting bank guarantees or other monetary collateral according to local industry practice. In most cases amounts due from airlines are settled on net basis via an IATA clearing house. The credit risk with regard to individual agents and airlines is relatively low.

To manage credit risk, derivative financial transactions, deposits and funds are only carried out with financial institutions which have high credit ratings and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

At the balance sheet date there was no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet and the amount of guarantees granted as disclosed in note 26 to the accounts. Collateral and guarantees received in respect of credit terms granted as at 31st December 2005 is HK$2,602 million.

(b) Liquidity risk

The Group's policy is to monitor liquidity and compliance with lending covenants, so as to ensure sufficient liquid funds and adequate funding lines from financial institutions to meet liquidity requirements in both the short and long term. The payment profile of financial liabilities is outlined in notes 13 and 18 to the accounts. Settlement of these liabilities as they fall due will primarily be through liquid funds being funds generated from operations.

(c) Foreign currency risk

As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange rate fluctuations. The currencies giving rise to this risk are primarily Japanese Yen, Euros, Taiwanese dollars and Australian dollars. To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses. The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

27. Financial risk management *(continued)*

(d) Interest rate risk

Interest rate swaps are used to manage the interest rate profile of interest-bearing financial liabilities on a currency by currency basis to maintain an appropriate fixed rate and floating rate ratio.

The table below indicates the effective interest rates of interest-bearing financial liabilities and interest-earning financial assets as at the balance sheet date and the period in which they are repriced or mature whichever is earlier:

			2005				
	Fixed/ Floating	**Effective interest rate (%)**	**Within one year HK$M**	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Group							
Bank loans	**Floating**	**3.20 – 5.28**	**(4,839)**	**–**	**–**	**–**	**(4,839)**
Other loans	**Fixed**	**0 – 7.00**	**(32)**	**–**	**(1,083)**	**–**	**(1,115)**
Other loans	**Floating**	**2.68 – 2.83**	**(309)**	**–**	**–**	**–**	**(309)**
Obligations under finance leases	**Fixed**	**1.64 – 8.75**	**(422)**	**(1,305)**	**(2,918)**	**(10,659)**	**(15,304)**
Obligations under finance leases	**Floating**	**1.77 – 5.33**	**(11,027)**	**–**	**–**	**–**	**(11,027)**
Pledged security deposits	**Fixed**	**3.25 – 8.75**	**570**	**811**	**1,307**	**7,347**	**10,035**
Pledged security deposits	**Floating**	**4.07**	**104**	**–**	**–**	**–**	**104**
Currency swap	**Floating**	**1.29 – 9.12**	**1,098**	**(78)**	**(411)**	**(398)**	**211**
Interest rate swap	**Fixed**	**3.45 – 6.43**	**1,860**	**(702)**	**(773)**	**(385)**	**–**
Liquid funds	**Fixed**	**2.27**	**–**	**–**	**23**	**–**	**23**
Liquid funds	**Floating**	**0 – 7.45**	**13,436**	**–**	**–**	**–**	**13,436**
Bank overdrafts	**Floating**	**0 – 9.25**	**(54)**	**–**	**–**	**–**	**(54)**

			2004				
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Group							
Bank loans	Floating	0.71 – 5.07	(3,222)	–	–	–	(3,222)
Other loans	Fixed	0 – 7.00	(314)	–	(33)	–	(347)
Other loans	Floating	2.71 – 2.73	(425)	–	–	–	(425)
Obligations under finance leases	Fixed	1.29 – 10.65	(732)	(406)	(3,305)	(13,567)	(18,010)
Obligations under finance leases	Floating	1.80 – 6.77	(12,790)	–	–	–	(12,790)
Pledged security deposits	Fixed	3.25 – 10.10	1,109	622	1,469	8,696	11,896
Pledged security deposits	Floating	1.95 – 2.85	267	–	–	–	267
Interest rate swap	Fixed	2.28 – 8.16	1,731	(362)	(385)	(984)	–
Liquid funds	Floating	0 – 6.43	11,474	–	–	–	11,474
Bank overdrafts	Floating	0	(30)	–	–	–	(30)

27. Financial risk management *(continued)*

(d) Interest rate risk *(continued)*

					2005		
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Company							
Bank loans	**Floating**	**4.08 – 5.28**	**(3,678)**	**–**	**–**	**–**	**(3,678)**
Other loans	**Fixed**	**3.06**	**–**	**–**	**(1,049)**	**–**	**(1,049)**
Other loans	**Floating**	**2.68 – 2.83**	**(309)**	**–**	**–**	**–**	**(309)**
Obligations under finance leases	**Fixed**	**1.64 – 11.19**	**(650)**	**(1,305)**	**(3,628)**	**(9,418)**	**(15,001)**
Obligations under finance leases	**Floating**	**1.77 – 5.33**	**(10,273)**	**–**	**–**	**–**	**(10,273)**
Pledged security deposits	**Fixed**	**3.79 – 8.75**	**188**	**811**	**757**	**1,844**	**3,600**
Currency swap	**Floating**	**1.29 – 9.12**	**1,098**	**(78)**	**(411)**	**(398)**	**211**
Interest rate swap	**Fixed**	**3.45 – 6.43**	**1,860**	**(702)**	**(773)**	**(385)**	**–**
Liquid funds	**Fixed**	**2.27**	**–**	**–**	**23**	**–**	**23**
Liquid funds	**Floating**	**0 – 7.45**	**4,864**	**–**	**–**	**–**	**4,864**
Bank overdrafts	**Floating**	**0 – 9.25**	**(49)**	**–**	**–**	**–**	**(49)**

					2004		
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Company							
Bank loans	Floating	0.71 – 5.07	(1,567)	–	–	–	(1,567)
Other loans	Floating	2.71 – 2.73	(425)	–	–	–	(425)
Obligations under finance leases	Fixed	1.29 – 11.19	(798)	(604)	(3,205)	(12,928)	(17,535)
Obligations under finance leases	Floating	1.80 – 6.77	(12,840)	–	–	–	(12,840)
Pledged security deposits	Fixed	3.79 – 9.19	386	266	840	2,852	4,344
Interest rate swap	Fixed	2.28 – 8.16	1,731	(362)	(385)	(984)	–
Liquid funds	Floating	0 – 6.43	3,244	–	–	–	3,244
Bank overdrafts	Floating	0	(7)	–	–	–	(7)

27. Financial risk management *(continued)*

(e) Fuel price risk

Exposure to fluctuations in the fuel price is managed by the use of fuel derivatives. The Group's policy is to reduce exposure by hedging a percentage of its anticipated fuel consumption. Around 26.3% of the anticipated fuel consumption for 2006 and 1.8% for 2007 were hedged at the balance sheet date.

(f) Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

	Carrying amount 2005 HK$M	**Fair value 2005 HK$M**	Carrying amount 2004 HK$M	Fair value 2004 HK$M
Group				
Bank loans	**4,839**	**4,909**	3,222	3,273
Other loans	**1,424**	**1,434**	772	783
Obligations under finance leases	**26,331**	**27,463**	30,800	32,863
Pledged security deposits	**(10,139)**	**(10,992)**	(12,163)	(13,485)

	Carrying amount 2005 HK$M	**Fair value 2005 HK$M**	Carrying amount 2004 HK$M	Fair value 2004 HK$M
Company				
Bank loans	**3,678**	**3,720**	1,567	1,586
Other loans	**1,358**	**1,369**	425	436
Obligations under finance leases	**25,274**	**28,730**	30,375	35,216
Pledged security deposits	**(3,600)**	**(4,119)**	(4,344)	(5,038)

The carrying amounts of other financial assets and liabilities are considered to be reasonable approximations to their fair values.

28. Impact of new accounting standards

With the adoption of the new and revised HKAS and HKFRS and their transitional provisions as described in accounting policies 2, 6, 10, and 15, the consolidated profit and loss account for 2005 and 2004 has been affected as follows:

	2005				2004
	HKFRS3 HK$M	HKAS39 HK$M	HKAS1 HK$M	Total HK$M	HKAS1 HK$M
Turnover					
Passenger services	–	(20)	–	(20)	–
Cargo services	–	(4)	–	(4)	–
Catering, recoveries and other services	–	–	6,446	6,446	3,696
Total turnover	–	(24)	6,446	6,422	3,696
Expenses					
Staff	–	–	–	–	–
Inflight service and passenger expenses	–	–	(250)	(250)	(192)
Landing, parking and route expenses	–	–	(970)	(970)	(797)
Fuel	–	(107)	(3,948)	(4,055)	(1,485)
Aircraft maintenance	–	–	–	–	–
Aircraft depreciation and operating leases	–	–	(11)	(11)	(23)
Other depreciation and operating leases	17	–	–	17	–
Commissions	–	–	–	–	–
Others	–	251	(1,267)	(1,016)	(1,199)
Operating expenses	17	144	(6,446)	(6,285)	(3,696)
Operating profit	17	120	–	137	–
Finance charges	–	72	–	72	–
Finance income	–	7	–	7	–
Net finance charges	–	79	–	79	–
Share of profits of associates	–	–	(50)	(50)	(58)
Profit before tax	17	199	(50)	166	(58)
Taxation	–	–	50	50	58
Profit for the year	17	199	–	216	–
Profit attributable to					
Cathay Pacific shareholders	17	199	–	216	–
Minority interests	–	–	–	–	–
	17	199	–	216	–
Earnings per share					
Basic	0.5¢	5.9¢	–	6.4¢	–
Diluted	0.5¢	5.9¢	–	6.4¢	–

29. Impact of further new accounting standards

HKICPA has issued new and revised HKAS and HKFRS which become effective for accounting periods beginning on or after 1st January 2006 and which are not adopted in these financial statements. The following new accounting standards are relevant to the Group:

(a) HKFRS 7 "Financial Instruments: Disclosures" will become effective for accounting periods beginning on or after 1st January 2007. Adoption of this new accounting standard will result in different disclosures with respect to financial instruments and financial risks. The accounting standard will have no impact on either the results or financial position of the Group.

(b) Amendment to HKAS 19 Employee Benefits "Actuarial Gains and Losses, Group Plans and Disclosures" will become effective for accounting periods beginning on or after 1st January 2006. The amendment introduces an additional option to recognise all actuarial gains and losses arising in post-employment defined benefit plans as they occur, outside the profit or loss in a statement of recognised income and expense. The Group is in the process of making an assessment on the impact of this additional option on both the results and the financial position of the Group.

at 31st December 2005

Subsidiaries

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital and debt securities
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aero Limited	Hong Kong	Financial services	100	1 share of HK$10
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
CPA Finance (Cayman) Limited	Cayman Islands	Issuer of SGD note	100	1 share of US$1 SGD 225,000,000 note 3.0575% due 2010
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiaries and associates are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiaries.*

Associates

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	18*#
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiaries.*

Together with shareholdings held through long-term investments, the Group holds a 22% interest and has significant influence.

		2005	2004
Consolidated profit and loss summary	*HK$M*		
Passenger services		**30,274**	26,407
Cargo services		**12,852**	11,395
Catering and other services		**1,337**	1,263
Turnover net of recoveries		**44,463**	39,065
Net operating expenses		**(40,320)**	(33,818)
Operating profit/(loss)		**4,143**	5,247
Net finance charges		**(444)**	(583)
Profit on sale of investments		**–**	–
Share of profits of associates		**269**	298
Profit/(loss) before tax		**3,968**	4,962
Taxation		**(500)**	(446)
Profit/(loss) for the year		**3,468**	4,516
Profit attributable to minority interests		**(170)**	(99)
Profit/(loss) attributable to Cathay Pacific shareholders		**3,298**	4,417
Dividends paid		**(2,196)**	(2,189)
Retained profit/(loss) for the year		**1,102**	2,228
Consolidated balance sheet summary	*HK$M*		
Fixed and intangible assets		**50,416**	50,607
Long-term receivables and investments		**7,184**	7,332
Borrowings		**(22,455)**	(22,631)
Liquid funds less bank overdrafts		**13,405**	11,444
Net borrowings		**(9,050)**	(11,187)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(6,767)**	(6,381)
Retirement benefit obligations		**(72)**	(102)
Deferred taxation		**(6,460)**	(7,280)
Net assets		**35,251**	32,989
Financed by:			
Funds attributable to Cathay Pacific shareholders		**34,968**	32,855
Minority interests		**283**	134
Total equity		**35,251**	32,989
Per share			
Shareholders' funds	*HK$*	**10.34**	9.75
EBITDA	*HK$*	**2.49**	2.79
Earnings/(loss)	*HK cents*	**97.7**	131.4
Dividend	*HK cents*	**48.0**	65.0
Ratios			
Profit/(loss) margin	*%*	**7.4**	11.3
Return of average shareholders' funds	*%*	**9.7**	13.8
Dividend cover	*Times*	**2.0**	2.0
Interest cover	*Times*	**9.3**	9.0
Gross debt/equity ratio	*Times*	**0.64**	0.69
Net debt/equity ratio	*Times*	**0.26**	0.34

2003	2002	2001	2000	1999	1998	1997	1996
18,663	22,376	20,580	22,878	18,979	18,532	21,851	23,680
9,913	9,387	8,343	10,136	8,391	6,955	7,712	6,797
1,002	1,327	1,513	1,509	1,332	1,123	1,014	1,037
29,578	33,090	30,436	34,523	28,702	26,610	30,577	31,514
(27,353)	(28,340)	(29,604)	(29,234)	(25,891)	(27,281)	(28,537)	(27,738)
2,225	4,750	832	5,289	2,811	(671)	2,040	3,776
(620)	(743)	(571)	(367)	(918)	(311)	(335)	(384)
–	–	452	–	482	185	–	559
126	269	153	245	93	149	261	304
1,731	4,276	866	5,167	2,468	(648)	1,966	4,255
(384)	(273)	(167)	(76)	(204)	127	(246)	(425)
1,347	4,003	699	5,091	2,264	(521)	1,720	3,830
(44)	(20)	(42)	(86)	(84)	(35)	(40)	(17)
1,303	3,983	657	5,005	2,180	(556)	1,680	3,813
(1,035)	(701)	(1,915)	(1,585)	(339)	(694)	(1,817)	(1,455)
268	3,282	(1,258)	3,420	1,841	(1,250)	(137)	2,358
50,176	48,905	50,456	47,264	46,800	46,216	40,026	36,703
4,473	4,783	4,787	5,414	5,253	5,376	4,481	3,736
(26,297)	(22,810)	(24,024)	(20,838)	(24,783)	(27,198)	(23,122)	(26,043)
15,186	13,164	9,746	10,952	11,567	12,240	14,327	20,178
(11,111)	(9,646)	(14,278)	(9,886)	(13,216)	(14,958)	(8,795)	(5,865)
(4,439)	(3,896)	(1,728)	(2,715)	(3,908)	(3,942)	(2,644)	(2,903)
(181)	(346)	–	–	–	–	–	–
(7,762)	(7,614)	(7,836)	(7,146)	(6,714)	(6,359)	(5,802)	(5,359)
31,156	32,186	31,401	32,931	28,215	26,333	27,266	26,312
31,052	32,115	31,308	32,832	28,129	26,225	27,162	26,234
104	71	93	99	86	108	104	78
31,156	32,186	31,401	32,931	28,215	26,333	27,266	26,312
9.29	9.63	9.40	9.80	8.31	7.75	8.02	7.63
1.85	2.68	1.62	2.68	2.05	0.89	1.45	2.03
39.0	119.5	19.7	148.4	64.4	(16.4)	49.1	119.7
48.0	44.0	17.5	65.0	30.0	10.0	29.0	53.0
4.4	12.0	2.2	14.5	7.6	(2.1)	5.5	12.1
4.1	12.6	2.0	16.4	8.0	(2.1)	6.3	17.8
0.8	2.7	1.1	2.3	2.1	(1.6)	1.7	2.1
3.6	6.4	1.5	14.4	3.1	(2.2)	6.1	9.8
0.85	0.71	0.77	0.63	0.88	1.04	0.85	0.99
0.36	0.30	0.46	0.30	0.47	0.57	0.32	0.22

		2005	2004
Operating summary (Cathay Pacific)			
Kilometres flown	*Million*	**317**	285
Block hours	*'000 Hours*	**431**	386
Aircraft departures	*'000*	**84**	77
Available tonne kilometres	*Million*	**17,751**	15,794
Revenue tonne kilometres	*Million*	**12,813**	11,459
Available seat kilometres	*Million*	**82,766**	74,062
Revenue passengers carried	*'000*	**15,438**	13,664
Revenue passenger kilometres	*Million*	**65,110**	57,283
Revenue load factor	*%*	**75.2**	74.8
Passenger load factor	*%*	**78.7**	77.3
Cargo carried	*'000 Tonnes*	**1,118**	972
Cargo and mail tonne kilometres	*Million*	**6,618**	6,007
Cargo and mail load factor	*%*	**67.0**	68.7
Excess baggage carried	*Tonnes*	**2,489**	2,530
Mail carried	*Tonnes*	**20,676**	17,997
Length of scheduled routes network	*'000 Kilometres*	**403**	386
Destinations at year end	*Number*	**92**	90
Staff number at year end	*Number*	**15,806**	15,054
ATK per staff	*'000*	**1,147**	1,066
On-time performance			
Departure (within 15 minutes)	*%*	**86.1**	90.3
Average aircraft utilisation	*Hours per day*		
A330-300		**10.8**	10.1
A340-200		**–**	–
A340-300		**15.1**	13.6
A340-600		**15.3**	13.6
B747-200/300		**–**	–
B747-400		**14.7**	13.9
B747-200F		**11.8**	13.3
B747-400F		**16.1**	16.3
B777-200/300		**9.1**	8.8
L1011		**–**	–
Fleet average		**12.6**	12.0
Fleet profile (Cathay Pacific)			
Aircraft operated by Cathay Pacific:			
A330-300		**26**	23
A340-200		**–**	–
A340-300		**15**	15
A340-600		**3**	3
B747-200/300		**–**	–
B747-400		**22**	21
B747-200F		**7**	7
B747-400F		**7**	5
B777-200		**5**	5
B777-300		**11**	10
L1011		**–**	–
Sub-total		**96**	89
Aircraft not operated by Cathay Pacific:			
B747-200/300		**–**	–
B747-200F		**–**	–
Total number of aircraft		**96**	89

2003	2002	2001	2000	1999	1998	1997	1996
238	237	224	219	202	202	193	182
322	322	307	296	273	271	254	244
65	68	65	63	58	59	56	55
13,355	12,820	11,827	11,630	10,867	10,857	10,399	10,018
9,371	9,522	8,201	8,650	7,768	7,213	7,331	7,072
59,280	63,050	62,790	61,909	58,114	60,295	57,104	54,306
10,059	12,321	11,269	11,864	10,516	10,299	10,018	10,985
42,774	49,041	44,792	47,153	41,502	40,679	38,962	40,185
71.1	75.9	70.4	75.2	71.5	67.1	69.5	72.6
72.2	77.8	71.3	76.2	71.4	67.5	68.2	74.0
875	851	704	769	672	580	635	568
5,299	4,854	3,938	4,161	3,817	3,339	3,621	3,244
68.7	71.2	67.3	72.5	71.5	65.2	72.9	66.9
2,190	2,401	2,270	3,489	3,376	3,375	3,301	4,133
14,279	11,082	8,684	8,927	7,094	6,775	10,831	13,719
377	374	341	363	346	338	309	296
87	62	51	51	49	49	48	45
14,673	14,649	14,473	14,328	13,159	13,971	15,747	15,757
903	885	810	843	807	739	663	651
91.0	90.7	82.9	84.0	83.5	80.3	81.8	78.0
9.2	10.1	9.4	9.5	9.0	9.5	8.5	8.9
–	–	–	–	–	–	12.8	14.7
12.4	13.3	13.4	14.7	14.9	15.8	15.9	16.4
11.7	6.3	–	–	–	–	–	–
–	–	–	–	7.7	7.0	7.1	7.6
12.8	14.1	14.4	15.1	14.4	15.3	15.4	15.3
13.3	13.6	12.2	13.6	14.1	13.6	14.2	13.8
16.4	15.4	14.3	15.8	15.8	15.6	15.3	15.2
8.7	9.4	9.6	9.7	8.9	8.9	7.9	7.0
–	–	–	–	–	–	–	4.8
11.4	12.1	12.1	12.9	12.4	12.2	11.8	11.4
23	20	20	12	12	12	11	10
–	–	–	–	–	–	–	2
15	15	15	14	14	11	6	5
3	2	–	–	–	–	–	–
–	–	–	–	–	6	13	13
19	19	19	19	19	19	19	19
6	6	4	4	4	4	4	4
5	5	5	3	2	2	2	2
5	5	5	5	4	4	4	4
9	7	7	7	7	4	–	–
–	–	–	–	–	–	–	–
85	79	75	64	62	62	59	59
–	–	6	8	12	7	–	–
1	1	3	3	3	3	3	3
86	80	84	75	77	72	62	62

Cost per ATK


HK$
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

ATK per HK$'000 staff cost


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Aircraft utilisation


Hours per day
14
12
10
8
6
4
2
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Share price


Average share price in HK$
Average HSI
16 16,000
14 14,000
12 12,000
10 10,000
8 8,000
6 6,000
4 4,000
2 2,000
0 0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2005
Cathay Pacific share price
Hang Seng Index (HSI)

		2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Productivity											
Cost per ATK	*HK$*	**2.19**	2.07	2.00	2.13	2.36	2.32	2.24	2.34	2.60	2.64
ATK per HK$'000 staff cost	*Unit*	**2,183**	1,978	1,825	1,798	1,725	1,725	1,669	1,533	1,446	1,403
Aircraft utilisation	*Hours per day*	**12.6**	12.0	11.4	12.1	12.1	12.9	12.4	12.2	11.8	11.4
Share prices	*HK$*										
High		**15.1**	16.4	15.5	13.6	14.3	17.6	16.8	8.9	16.4	14.9
Low		**12.0**	12.5	8.4	9.9	6.1	10.3	7.4	4.7	5.4	10.6
Year-end		**13.6**	14.7	14.8	10.7	10.0	14.4	13.9	7.7	6.3	12.2
Price ratios (Note)	*Times*										
Price/Earnings		**13.9**	11.2	37.9	9.0	50.8	9.7	21.6	(46.9)	12.8	10.2
Market capitalisation/ Funds attributable to Cathay Pacific shareholders		**1.3**	1.5	1.6	1.1	1.1	1.5	1.7	1.0	0.8	1.6
Price/Cash flow		**5.3**	4.5	7.8	3.8	7.2	5.9	7.0	6.4	4.5	6.1

Note: Based on year end share price, where applicable.

Terms

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Recoveries Cost recoveries from surcharges and incidental activities.

Ratios

Ratio		Numerator	Denominator
Earnings/(loss) per share	=	Profit/(loss) attributable to Cathay Pacific shareholders	Weighted average number of shares (by days) in issue for the year
Profit/(loss) margin	=	Profit/(loss) attributable to Cathay Pacific shareholders	Turnover net of recoveries
Shareholders' funds per share	=	Funds attributable to Cathay Pacific shareholders	Total issued and fully paid shares at end of the year
Return on average shareholders' funds	=	Profit/(loss) attributable to Cathay Pacific shareholders	Average funds attributable to Cathay Pacific shareholders
Dividend cover	=	Profit/(loss) attributable to Cathay Pacific shareholders	Dividends
Interest cover	=	Operating profit/(loss)	Net finance charges
Gross debt/ equity ratio	=	Borrowings	Funds attributable to Cathay Pacific shareholders
Net debt/ equity ratio	=	Net borrowings	Funds attributable to Cathay Pacific shareholders
Passenger/Cargo and mail load factor	=	Revenue passenger kilometres/Cargo and mail tonne kilometres	Available seat kilometres/ Available cargo and mail tonne kilometres
Revenue load factor	=	Total passenger, cargo and mail traffic revenue	Maximum possible revenue at current yields and capacity
Passenger/Cargo and mail yield	=	Passenger turnover/ Cargo and mail turnover	Revenue passenger kilometres/ Cargo and mail tonne kilometres
Cost per ATK	=	Total net operating expenses of Cathay Pacific	ATK of Cathay Pacific

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the net operating expenses.

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

Investor relations

For further information about Cathay Pacific Airways Limited, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *http://www.cathaypacific.com*

Registered office

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Depositary

The Bank of New York
American Depositary Receipts ("ADR")
101 Barclay Street, 22nd Floor
New York, NY 10286
U.S.A.

Investor toll free hotline:
1(888) BNY ADRS or 1(888) 269 2377
General line: 1(212) 815 2293
Fax: 1(212) 571 3050
Email: ADR@bankofny.com
Website: www.adrbny.com

Stock codes

Hong Kong Stock Exchange	00293
ADR	CPCAY

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Auditors

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

Financial calendar

Year ended 31st December 2005	
Annual report sent to shareholders	7th April 2006
Shares traded ex-dividend	3rd May 2006
Share register closed	5th – 10th May 2006
Annual General Meeting	10th May 2006
2005 final dividend payable	2nd June 2006
Six months ending 30th June 2006	
Interim results announcement	August 2006
Interim dividend payable	October 2006

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